                                                     FILED PURSUANT TO 424(b)(5)
                                                      REGISTRATION NO. 333-25233
PROSPECTUS SUPPLEMENT
(To Prospectus dated May 2, 1997)

                                  $325,000,000

                            Nabors Industries, Inc.
[NABORS INDUSTRIES, INC.LOGO]
                              6.80% NOTES DUE 2004
                            ------------------------
                  Interest payable on April 15 and October 15
                            ------------------------
 NABORS INDUSTRIES, INC. MAY REDEEM THE NOTES, IN WHOLE OR IN PART, AT ANY TIME
                                    PRIOR TO
     MATURITY AT REDEMPTION PRICES DESCRIBED IN THIS PROSPECTUS SUPPLEMENT.
                            ------------------------
 INVESTING IN THE NOTES INVOLVES RISK. SEE "RISK FACTORS" BEGINNING ON PAGE S-7
           OF THE PROSPECTUS SUPPLEMENT AND PAGE 3 OF THE PROSPECTUS.
                            ------------------------
                   PRICE 99.91% AND ACCRUED INTEREST, IF ANY
                            ------------------------

                                                               UNDERWRITING
                                   PRICE TO                   DISCOUNTS AND                  PROCEEDS TO
                                    PUBLIC                     COMMISSIONS                     COMPANY
                                   --------                   -------------                  -----------
Per Note...............             99.91%                         .60%                         99.31%
Total..................          $324,707,500                   $1,950,000                   $322,757,500

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this Prospectus Supplement or the accompanying Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Morgan Stanley & Co. Incorporated expects to deliver the Notes to purchasers on March 9, 1999.
                            ------------------------

                          The Joint Book Runners are:

MORGAN STANLEY DEAN WITTER
                        LEHMAN BROTHERS
                                            PRUDENTIAL SECURITIES
                            ------------------------
DONALDSON, LUFKIN & JENRETTE
                  HOWARD, WEIL, LABOUISSE, FRIEDRICHS
                                     Incorporated

                                                    SALOMON SMITH BARNEY
                                                                      SCHRODER &
CO. INC.

March 4, 1999

     You should rely only on the information contained or incorporated by reference into this Prospectus Supplement and the accompanying Prospectus. We have not authorized anyone to provide you with information different from that contained in this Prospectus Supplement and the accompanying Prospectus. We are offering to sell the Notes, and seeking offers to buy the Notes, only in jurisdictions where offers and sales are permitted. The information contained in this Prospectus Supplement and the accompanying Prospectus is accurate only as of the date of this Prospectus Supplement and the date of the accompanying Prospectus, regardless of the time of delivery of this Prospectus Supplement or any sales of the Notes. In this Prospectus Supplement and the accompanying Prospectus, the "Company," "we," "us" and "our" refer to Nabors Industries, Inc.

                            ------------------------

                               TABLE OF CONTENTS

                             PROSPECTUS SUPPLEMENT

Forward-Looking Statements..................................    S-3
The Company.................................................    S-4
Recent Developments.........................................    S-6
Risk Factors................................................    S-7
Use of Proceeds.............................................   S-10
Capitalization..............................................   S-10
Selected Consolidated Financial Data........................   S-11
Description of Notes........................................   S-13
Underwriters................................................   S-20
Experts.....................................................   S-21
Legal Matters...............................................   S-21

                            PROSPECTUS
Available Information.......................................      2
Incorporation of Certain Documents by Reference.............      2
Risk Factors................................................      3
The Company.................................................      4
Use of Proceeds.............................................      5
Ratio of Earnings to Fixed Charges..........................      5
Description of Debt Securities..............................      6
Description of Capital Stock and Depositary Shares..........     15
Description of Warrants.....................................     20
Selling Stockholders........................................     22
Plan of Distribution........................................     22
Validity of Securities......................................     24
Experts.....................................................     24

                           FORWARD-LOOKING STATEMENTS

     The statements in this document and the documents incorporated by reference that relate to matters that are not historical facts are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and
Section 21E of the Securities Exchange Act of 1934. When used in this document and the documents incorporated by reference, words such as "anticipate," "believe," "expect," "plan," "intend," "estimate," "project," "will," "could," "may," "predict," and similar expressions are intended to identify forward-looking statements. Future events and actual results may differ materially from the results set forth in or implied in the forward-looking statements. Factors that might cause such a difference include:

     - fluctuations in worldwide prices and demand for oil and gas;

     - fluctuations in levels of oil and gas exploration and development activities;

     - fluctuations in the demand for contract drilling services;

     - the existence of competitors, technological changes and developments in the industry;

     - the existence of operating risks inherent in the contract drilling industry;

     - the existence of regulatory uncertainties, the possibility of political instability in any of the countries in which Nabors does business; and

     - year 2000 issues and general economic conditions, in addition to the other matters discussed under "Risk Factors."

                                  THE COMPANY

     Nabors is the largest land drilling contractor in the world, with over 400 actively marketed land rigs as of December 31, 1998. Nabors conducts oil and gas land drilling operations in the US Lower 48 states, Alaska and Canada, and internationally, primarily in South and Central America and the Middle East. Offshore, Nabors markets 25 platform, six jack-up and two barge drilling rigs in the Gulf of Mexico and several international markets. To supplement our primary businesses, we offer a number of ancillary well-site services, including oil field management, engineering, transportation, construction, maintenance, well logging and other support services, in selected domestic and international markets. In addition, we manufacture and lease or sell top drives for a broad range of drilling rig applications and we also manufacture and lease or sell rig instrumentation equipment and software to monitor rig performance.

     Our business philosophy is to grow and remain profitable in any market environment, to build a diverse portfolio of market positions, to mitigate risk and create potential for growth, to maintain a conservative and flexible financial posture and to forge long-term relationships with customers. We have implemented this philosophy by:

     - maintaining a technologically and geographically diverse rig fleet, enabling us to optimize returns through increased utilization and increased day rates;

     - increasing value-added revenues from ancillary well-site products and services that complement our business in its existing field locations, including top drives, mudlogging, instrumentation systems, pipe rental and construction and transportation services;

     - upgrading and enhancing the capabilities of our existing fleet and building certain specialized rig equipment such as the MASE(TM), arctic and other special purpose rigs;

     - entering into partnering relationships or alliances with operators as a preferred contractor in certain domestic and international locations; and

     - making strategic acquisitions to augment the existing rig fleet or to grow in other related areas and making divestitures to take advantage of market conditions in non-strategic business or geographic markets.

     Our rigs may perform drilling, well servicing (routine repair and maintenance of mechanical problems) or workover services (major overhaul or remediation of an existing wellbore and/or plugging and redrilling the well), depending on the configuration of the individual rig.

     We employ our drilling rigs under individual contracts which extend either over a stated period of time required to drill a well or a number of wells to a specified depth. On land in the US Lower 48 states and Canada, we typically contract on a single well basis, with extensions subject to agreement on pricing and other significant terms. Offshore, and on land in Alaska and international markets, we generally contract for longer terms than in domestic markets, typically from one to three years. We generally obtain our drilling contracts through competitive bidding and, in some cases, by direct negotiation. These contracts generally can be terminated by the customer on short notice, but can be firm for a number of wells or a period of time. Contracts also may provide for early termination payments in certain circumstances.

     Nabors also provides onshore transportation and support services through long-term contracts or on a short-term demand basis. From time to time, we provide drilling, engineering and integrated project management services, ranging from well design and engineering expertise to site preparation and road construction.

     Nabors currently markets approximately 300 land rigs in the US Lower 48 market:

     - 136 of our land drilling rigs in the US Lower 48 states are diesel electric rigs controlled by a computerized silicon-controlled rectifier or SCR unit;

     - 36 are equipped with top drives; and

     - 222 are capable of drilling to 15,000 feet or deeper.

     We also have a fleet of 35 rigs in Canada. Fourteen rigs in the fleet are diesel electric SCR rigs, 14 are equipped with top drives and 14 are capable of drilling to 15,000 feet or deeper. All of the rigs in our Canadian fleet are capable of performing exploratory and development drilling under arctic and sub-arctic conditions.

     Nabors is the leading drilling contractor in Alaska, where we own 12 arctic land drilling and well service rigs on the North Slope and three land drilling rigs in the Cook Inlet area of South Central Alaska. Eleven of these rigs are SCR rigs and three are equipped with top drive units. Nine are capable of drilling to depths of 18,000 feet or more. All of the North Slope rigs are designed to operate in severe arctic conditions.

     We conduct international operations primarily through Nabors Drilling International Limited. Our International group actively markets 50 land rigs and one jackup rig in South and Central America, the Middle East, the Commonwealth of Independent States and Africa. Of these, 35 are SCR rigs, 15 are equipped with top drives, two are slim hole rigs and 27 are capable of drilling to depths of 15,000 feet or deeper.

     With the acquisition of Sundowner Offshore Services, Inc. in October of 1994, we expanded our existing offshore business in the Gulf of Mexico by entering into the offshore workover and well services business in the Gulf of Mexico, the Commonwealth of Independent States, Europe and West Africa. Our offshore group operates a fleet of 33 rigs including eight Sundowner(R) and seven Super Sundowner(R) workover platform rigs, three MASE(TM) platform drilling rigs, five API platform drilling rigs, two land rigs converted to offshore platform drilling rigs, five jackup workover rigs and three inland barge rigs that offer plugging and abandonment services. Nabors also provides plug and abandonment services on the Gulf Coast. We developed a new generation of innovative MASE(TM) platform drilling rigs that results in reduced drilling and workover costs.

     Through various subsidiaries and joint ventures, Nabors provides additional well-site services. These services can be packaged with our contract drilling services or provided on a stand alone basis to operators or other contractors. They include top drive rentals and sales, mudlogging services, rig instrumentation equipment rentals and sales, construction and maintenance services and rig transportation services.

     Our customers include major oil and gas companies, foreign national oil and gas companies and independent oil and gas companies.

                              RECENT DEVELOPMENTS

     On October 19, 1998, Nabors agreed to acquire Bayard Drilling Technologies, Inc., a leading provider of contract land drilling services to major and independent oil and gas companies. As of December 31, 1998, Bayard's fleet consisted of 87 rigs, of which 73 were being actively marketed and 14 were available for refurbishment. Of Bayard's 87 rigs, 69 are capable of drilling to depths of 15,000 feet or deeper and 43 are capable of drilling to depths of 20,000 feet or deeper. Bayard's rig fleet is currently concentrated in three core operating regions in the US Lower 48 states -- the Mid-Continent region, the Gulf Coast region and the South Texas region. The agreement provides for Nabors to issue approximately 6,140,000 shares of common stock, and pay to Bayard's stockholders approximately $5.5 million in cash in exchange for all of the outstanding shares of Bayard. Bayard has approximately $120 million of debt that will remain an obligation of Bayard after the acquisition. Our acquisition of Bayard is subject to customary closing conditions, including the approval of holders of at least a majority of Bayard's outstanding shares. The Bayard stockholders' meeting to consider the transaction will be held on March 16, 1999. If Bayard's stockholders approve the acquisition, we expect to close the transaction shortly thereafter. For further information regarding Bayard, see Nabor's Current Report on Form 8-K, dated March 1, 1999, which is incorporated by reference into this document.

     On January 10, 1999, Nabors agreed to acquire Pool Energy Services Co., an energy services company. Pool's principal business is providing well-servicing, workover and drilling services and related transportation services on land and offshore in the United States and selected international markets. Pool's rig fleet includes approximately 750 US-based land well-servicing workover rigs, 32 internationally-based workover rigs, 29 internationally-based land drilling rigs and 27 offshore rigs. Pool also owns and operates 23 offshore supply vessels, more than 300 fluid hauling trucks and a large quality of fluid storage tanks. The agreement provides for Nabors to issue approximately 19,750,000 shares of common stock in exchange for all of the outstanding shares of Pool. As of December 31, 1998, Pool had approximately $172.8 million of long-term debt that will remain an obligation of Pool after the acquisition. Our acquisition of Pool is subject to customary closing conditions, including regulatory approval and the approval of holders of at least two-thirds of Pool's outstanding shares. For further information, see Nabors' Current Report on Form 8-K dated January 10, 1999, which is incorporated by reference into this document.

     On February 2, 1999, Nabors announced its operating results for the fourth quarter and full year ended December 31, 1998. Net income for the fourth quarter of 1998 was $21.0 million or $0.20 per share versus $41.3 million or $0.37 per share in 1997. Operating income was $31.5 million versus $64.2 million in the prior year period, with revenues at $208.2 million versus $302.8 million. For the full year 1998, net and operating income were $125.0 million ($1.16 per share) and $182.3 million, respectively, versus $136.0 million ($1.24 per share) and $195.3 million. Revenues for the full year 1998 were $968.2 million versus $1,115.0 million in 1997. For further information, see Nabor's Current Report on Form 8-K, dated February 2, 1999, which is incorporated by reference into this document.

     On February 26, 1999, Bayard announced its operating results for the fourth quarter and full year ended December 31, 1998. Net loss for the fourth quarter of 1998 was $6.3 million or $0.35 per share versus net income of $1.3 million or $0.08 per share in 1997. After extraordinary items, Bayard had a net loss for the fourth quarter of $6.3 million versus a net loss of $2.8 million in the fourth quarter of 1997. Bayard incurred an operating loss of $7.5 million in the fourth quarter of 1998 versus operating income of $2.4 million in the prior year period with revenues of $14.3 million versus $22.5 million. For the full year 1998, net loss was $5.2 million or $0.29 per share versus net income of $1.9 million or $0.17 per share before extraordinary items. After extraordinary items, Bayard had a net loss of $5.6 million in 1998 versus a net loss of $2.1 million in 1997. Operating loss was $3.9 million in 1998 versus operating income of $5.2 million in 1997 and revenues for the full year 1998 were $79.1 million versus $55.7 million in 1997. For further information, see Nabors' Current Report on Form 8-K dated March 1, 1999, which is incorporated by reference into this document.

                                  RISK FACTORS

     You should carefully consider the following risk factors and all of the other information set forth or incorporated by reference in this Prospectus Supplement and the Prospectus before you purchase the Notes. This Prospectus Supplement, the Prospectus and the documents incorporated by reference contain forward-looking statements which involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth in the following risk factors and elsewhere in this Prospectus Supplement, the Prospectus and the documents incorporated by reference into this document. See "Forward-Looking Statements."

RISKS RELATED TO NABORS' BUSINESS

     Decreased oil and gas prices could adversely affect drilling activity and Nabors' revenues, cash flows and profitability. Nabors' operations are materially dependent upon the level of activity in oil and gas exploration and production. Both short-term and long-term trends in oil and gas prices affect the level of such activity. Oil and gas prices and, therefore, the level of drilling, exploration and production activity, can be volatile. Worldwide military, political and economic events, including initiatives by the Organization of Petroleum Exporting Countries, affect both the demand for, and the supply of, oil and gas. Fluctuations during the last year in the demand and supply of oil and gas have contributed to, and are likely to continue to contribute to, price volatility. Nabors believes that any prolonged reduction in oil and gas prices would depress the level of exploration and production activity. This would likely result in a corresponding decline in the demand for Nabors' services and could have a material adverse effect on Nabors' revenues, cash flows and profitability. There can be no assurances as to the future level of demand for Nabors' services or future conditions in the drilling industry. Beginning in early 1998, domestic land drillers, including Nabors, experienced a significant downturn in demand for their drilling rigs. The downturn has since impacted offshore and international drilling activity. Nabors believes the downturn is attributable in large part to sharp drops in oil prices that began in late 1997 and have continued through 1998 and into 1999. The decline in crude oil prices negatively impacted the revenues of oil companies, who have responded by reducing exploration and development activity. Decreased demand has adversely affected Nabors by lowering utilization of Nabors' rigs and reducing the day rates Nabors can charge for its rigs.

     Nabors operates in a highly competitive industry with excess drilling capacity, which may adversely affect Nabors' results of operations. The drilling and workover industry in which Nabors operates is very competitive. Contract drilling companies compete primarily on a regional basis, and competition may vary significantly from region to region at any particular time. Many drilling rigs can be readily moved from one region to another in response to changes in levels of activity, which may result in an oversupply of rigs in such area. In many markets in which Nabors operates, the number of rigs available for use exceeds the demand for rigs, resulting in price competition. Most drilling and workover contracts are awarded on the basis of competitive bids, which also results in intense price competition. The land drilling market generally is more competitive than the offshore drilling market because there are a larger number of rigs and competitors.

     In all of the markets in which Nabors operates, price and the availability and condition of equipment are the most significant factors in determining which drilling contractor is awarded a job. Other factors include the availability of trained personnel possessing the required specialized skills, the overall quality of service and safety record and the ability to offer ancillary services. In international markets, experience in operating in certain environments and customer alliances have also been factors in the selection of Nabors.

     Certain competitors are present in more than one of Nabors' regions, although no one competitor operates in all of these areas. In the US Lower 48 states, the next largest competitors have over 100 rigs, based on industry reports, and several hundred competitors have smaller national, regional or local rig operations. In the Alaska market, Nabors has approximately five major competitors. In Canada and offshore, Nabors competes with several companies of varying size, many of which have more significant operations in those areas than Nabors. Internationally, Nabors competes directly with various competitors at each location where it operates. Nabors believes that the market for land drilling contracts will continue to be competitive for the foreseeable future. Although Nabors believes it has a strong competitive position in the domestic land market, certain of its competitors internationally and offshore may be better positioned in these markets and have newer and more desirable equipment, allowing them to compete more effectively.

     The nature of Nabors' operations present inherent risks of loss that, if not insured or indemnified against, could adversely affect its results of operations. Nabors' operations are subject to many hazards inherent in the drilling, workover and well servicing industries, including blowouts, cratering, explosions, fires, loss of well control, loss of hole, damaged or lost drilling equipment and damage or loss from inclement weather, any of which could result in personal injury or death, damage to or destruction of equipment and facilities, suspension of operations, environmental damage and damage to the property of others. Nabors' offshore operations are also subject to the hazards of marine operations including capsizing, grounding, collision, damage from heavy weather or sea conditions and unsound bottom conditions. In addition, Nabors' international operations are subject to risks of war, civil disturbances or other political events. Generally, drilling contracts provide for the division of responsibilities between a drilling company and its customer, and Nabors seeks to obtain indemnification from its customers by contract for certain of these risks. To the extent that Nabors is unable to transfer such risks to customers by contract or indemnification agreements, Nabors seeks protection through insurance which its management considers to be adequate. However, there is no assurance that such insurance or indemnification agreements will adequately protect Nabors against liability from all of the consequences of the hazards described above. The occurrence of an event not fully insured or indemnified against, or the failure of a customer to meet its indemnification obligations, could result in substantial losses to Nabors. In addition, there can be no assurance that insurance will be available to cover any or all of these risks, or, even if available, that it will be adequate or that insurance premiums or other costs will not rise significantly in the future, so as to make such insurance prohibitive.

     The profitability of Nabors' international operations could be adversely affected by war, civil disturbance or economic turmoil. Nabors' business is subject to additional risks of loss associated with conducting business abroad. Nabors derives a significant portion of its business from international markets, including major operations in Canada, the Middle East, the Commonwealth of Independent States and South and Central America. These operations are subject to various risks, including the risk of war, civil disturbances and governmental activities, that may limit or disrupt markets, restrict the movement of funds or result in the deprivation of contract rights or the taking of property without fair compensation. In certain countries, Nabors' operations may be subject to the additional risk of fluctuating currency values and exchange controls. In the international markets in which Nabors operates, it is subject to various laws and regulations that govern the operation and taxation of its business and the import and export of its equipment from country to country, the imposition, application and interpretation of which can prove to be uncertain.

     Exposure to environmental liabilities could adversely affect Nabors' results of operations. The drilling of oil and gas wells is subject to various federal, state, local and foreign laws, rules and regulations. The cost to Nabors of compliance with these laws and regulations may be substantial. For example, federal law imposes specific design and operational standards on rigs and platforms. Failure to comply with these requirements could subject Nabors to substantial civil and criminal penalties as well as potential court injunctions. In addition, federal law imposes a variety of regulations on "responsible parties" related to the prevention of oil spills and liability for damages from such spills. Nabors, as an owner and operator of onshore and offshore rigs, may be deemed to be a responsible party under federal law. Federal law assigns liability to a responsible party of oil removal costs and subjects a responsible party to a variety of public and private damages. In some circumstances, federal law imposes liability without regard to negligence or fault, resulting in substantial costs to the party upon whom such liability is imposed. Nabors generally tries to require its customers to contractually assume responsibility for compliance with environmental regulations. However, Nabors is not always successful in shifting all of these risks.

     Nabors could be adversely affected if it loses the services of Mr. Isenberg, Mr. Petrello or Mr. Stratton. Nabors' business is dependent to a significant extent upon the performance of certain key individuals, including Eugene M. Isenberg, Anthony G. Petrello and Richard A. Stratton. Each of these individuals has entered into an employment agreement with Nabors. The loss of the services of Mr. Isenberg, Mr. Petrello and/or Mr. Stratton could have a material adverse affect upon the Company.

RISKS RELATED TO THE NOTES

     Nabors, as a holding company, depends on its subsidiaries to meet its financial obligations. We are a holding company with no significant assets other than the stock of our subsidiaries. In order to meet our financial needs, we will rely exclusively on repayments of interest and principal on intercompany loans made by us to our operating subsidiaries and income from dividends and other cash flow from such subsidiaries. We cannot assure you that our operating subsidiaries will generate sufficient net income to pay upstream dividends or cash flow to make payments of interest and principal to us in respect of our intercompany loans.

     If an active trading market does not develop for these Notes, it will be difficult to sell these Notes or to receive an attractive price. The Notes have no existing trading market. We do not intend to apply for listing or quotation of the Notes on any exchange. Therefore, we do not know the extent to which investor interest will lead to the development of a trading market or how liquid that market might be. We also cannot provide assurance regarding your ability to sell Notes or the price at which the Notes might be sold. Although the underwriters of the Notes have informed us that they currently intend to make a market in the Notes, they are not obligated to do so, and any such market-making may be discontinued at any time without notice. As a result, the market price of the Notes could be harmed.

                                USE OF PROCEEDS

     The net proceeds to Nabors from the sale of the Notes are estimated to be approximately $322.4 million after deduction of the underwriting discount and expenses of the public offering of the Notes. We estimate that we will use approximately $253.6 million of such estimated net proceeds for general corporate purposes, including, but not limited to, working capital, investment in subsidiaries, retirement of indebtedness in addition to that discussed below (if economically prudent), and possible future business acquisitions.

     We anticipate that we will use the remaining approximately $68.8 million of estimated net proceeds to repay existing indebtedness as follows:

     - approximately $45.2 million to repay short-term borrowings from commercial banks incurred for working capital purposes and currently bearing interest at annual rates ranging from 5.19% to 5.94%;

     - approximately $6.4 million to repay long-term borrowings from financial institutions incurred for rig and rig equipment financing and currently bearing interest at annual rates ranging from 6.06% to 8.00% and

     - if the Bayard acquisition is completed, approximately $17.2 million to repay Bayard long-term borrowings from financial institutions for rig and rig equipment financing and currently bearing interest at annual rates ranging from 9.50% to 9.91%.

                                 CAPITALIZATION

     The following table sets forth as of September 30, 1998: (a) the historical capitalization of the Company, (b) the historical capitalization of the Company as adjusted for the Bayard acquisition and (c) the historical capitalization of the Company as adjusted for the Bayard acquisition and as further adjusted to give effect to the Notes and the application of net proceeds to pay existing indebtedness and items described in footnote (1) below. See "Use of Proceeds."

                                                                         AS OF SEPTEMBER 30, 1998
                                                              ----------------------------------------------
                                                                           AS ADJUSTED   AS ADJUSTED FOR THE
                                                              HISTORICAL   FOR BAYARD     NOTE OFFERING(1)
                                                              ----------   -----------   -------------------
                                                                 (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
Cash and cash equivalents and short-term marketable
  securities................................................  $   12,799   $   26,489        $  266,697
                                                              ==========   ==========        ==========
Short-term borrowings and current portion of long-term
  obligations:
  Short-term borrowings.....................................  $   61,931   $   61,931        $    1,000
  Current portion of long-term obligations..................      14,242       20,242             1,247
                                                              ----------   ----------        ----------
         Total short-term obligations.......................  $   76,173   $   82,173        $    2,247
                                                              ==========   ==========        ==========
Long-term obligations:
  5% Convertible Subordinated Notes.........................  $  172,498   $  172,498        $  172,498
  9.18% Senior Secured Notes................................      40,000       40,000            40,000
  11% Senior Notes..........................................          --      100,000           100,000
  6.80% Notes...............................................          --           --           325,000
  Other long-term obligations...............................       4,933       18,155             2,733
                                                              ----------   ----------        ----------
         Total long-term obligations, net of current
           maturities.......................................     217,431      330,653           640,231
                                                              ----------   ----------        ----------
Stockholders' equity:
  Preferred stock, par value $.10 per share, 10,000 shares
    authorized; none issued or outstanding..................          --           --                --
  Capital stock, par value $.10 per share, 200,000 shares
    authorized; issued and outstanding 101,360, 107,500 and
    107,500.................................................      10,136       10,750            10,750
  Capital in excess of par value............................     397,271      471,607           471,607
  Accumulated other comprehensive expense...................      (9,098)      (9,098)           (9,098)
  Retained earnings.........................................     457,543      457,543           457,543
  Less treasury stock at cost, 589 common shares............      (4,817)      (4,817)           (4,817)
                                                              ----------   ----------        ----------
         Total stockholders' equity.........................     851,035      925,985           925,985
                                                              ----------   ----------        ----------
         Total capitalization...............................  $1,068,466   $1,256,638        $1,566,216
                                                              ==========   ==========        ==========
         Total short-term and long-term obligations, net of
           cash and cash equivalents and marketable
           securities.......................................  $  280,805   $  386,337        $  375,781
                                                              ----------   ----------        ----------

---------------

(1) Reflects a $13.4 million reduction in cash and cash equivalents and marketable securities, a $15.7 million reduction in short-term borrowings and $10.8 million in scheduled principal payments on long-term obligations subsequent to September 30, 1998.

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The following table presents selected historical financial data of Nabors and unaudited selected pro forma combined financial data after giving effect to the acquisition of all of the outstanding capital stock of Bayard by Nabors under the purchase method of accounting. Nabors changed its fiscal year end from September 30 to December 31, effective for the fiscal year beginning January 1, 1998. A three month transition period from October 1, 1997 through December 31, 1997 preceded the start of Nabors' new fiscal year. Nabors has recast its financial data to conform to the presentation of the twelve months ended December 31, 1997 by adjusting its audited results for the year ended September 30, 1997 to exclude the unaudited results for the quarter ended December 31, 1996 and to include the unaudited results for the quarter ended December 31, 1997.

     Results for the interim period are not necessarily indicative of results to be expected for a full year and the unaudited selected pro forma combined financial data does not indicate what the combined results of operations of Nabors and Bayard would have been had the merger occurred as of the dates indicated or the results of operations that the combined company may obtain in the future. The unaudited selected pro forma combined financial data does not reflect the anticipated cost savings resulting from integration of the operations of Nabors and Bayard.

     You should read the following in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the historical and pro forma combined financial statements and notes incorporated by reference or included in this document.

                      SELECTED CONSOLIDATED FINANCIAL DATA
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                                             UNAUDITED
                                                                       -----------------------------------------------------

                                                                          THREE          TWELVE            NINE MONTHS
                                                                          MONTHS         MONTHS               ENDED
                                        YEAR ENDED SEPTEMBER 30,          ENDED          ENDED            SEPTEMBER 30,
                                    --------------------------------   DECEMBER 31,   DECEMBER 31,   -----------------------
                                      1995       1996        1997          1997           1997          1997         1998
                                    --------   --------   ----------   ------------   ------------   ----------   ----------
OPERATING DATA:
  Revenues........................  $572,788   $719,743   $1,029,303    $  302,806     $1,115,032    $  812,226   $  759,917
  Operating expenses:
    Direct costs..................   434,097    539,665      737,780       199,714        774,856       575,142      487,801
    General and administrative
      expenses....................    49,094     56,862       68,616        18,580         72,478        53,898       58,628
    Depreciation and
      amortization................    31,042     46,117       66,391        20,313         72,350        52,037       62,617
    Merger expenses...............        --         --        1,755            --             --            --           --
    Operating expenses............   514,233    642,644      874,542       238,607        919,684       681,077      609,046
  Operating income................    58,555     77,099      154,761        64,199        195,348       131,149      150,871
  Other income (expense):
    Interest expense..............    (7,611)   (11,884)     (16,520)       (3,979)       (16,323)      (12,344)     (11,839)
    Interest income...............     1,694      2,695        3,422            93          1,936         1,843        1,205
    Other income, net.............     5,990     13,690       40,747         2,303         28,502        26,199       24,782
      Other income (expense),
        net.......................        73      4,501       27,649        (1,583)        14,115        15,698       14,148
  Income before income taxes......    58,628     81,600      182,410        62,616        209,463       146,847      165,019
  Income taxes....................     7,524     11,100       67,602        21,289         73,443        52,154       61,057
  Net income......................  $ 51,104   $ 70,500   $  114,808    $   41,327     $  136,020    $   94,693   $  103,962
  Earnings per share:
    Basic.........................  $    .61   $    .83   $     1.20    $      .41     $     1.39    $      .97   $     1.03
    Diluted.......................  $    .57   $    .75   $     1.08    $      .37     $     1.24    $      .87   $      .96
OTHER FINANCIAL DATA:
  EBITDA(2).......................  $ 89,597   $123,216   $  221,152    $   84,512     $  267,698    $  183,186   $  213,488
  Cash provided by operating
    activities....................    73,766     84,124      165,004        69,638        220,732       151,094      226,365
  Cash used for investing
    activities....................   (87,389)  (160,395)    (326,077)      (83,585)      (363,148)     (279,563)    (223,101)
  Cash provided by (used for)
    financing activities..........     3,098    160,100       68,607        15,651         61,886        46,235       (5,150)
  Capital expenditures and
    acquisitions..................   144,560    174,483      396,668        84,038        381,009       296,971      265,485
  Ratio of earnings to fixed
    charges:(3)
    Historical....................      7.67       7.09        10.97         15.15          12.43         11.56        12.78
    Pro forma(4)..................
BALANCE SHEET DATA:
  Cash and short-term marketable
    securities....................  $ 15,334   $104,027   $   11,044    $   12,606     $   12,606    $   11,044   $   12,799
  Working capital.................    33,892    172,091       70,872        62,571         62,571        70,872       13,308
  Property, plant and equipment,
    net...........................   393,464    511,203      861,393       923,402        923,402       861,393    1,120,265
  Long-term marketable
    securities....................     9,645     11,839       42,279        29,529         29,529        42,279        9,330
  Total assets....................   593,272    871,274    1,234,232     1,281,306      1,281,306     1,234,232    1,411,950
  Long-term obligations...........    51,478    229,504      229,507       226,299        226,299       229,507      217,431
  Stockholders' equity............   368,750    457,822      727,843       767,340        767,340       727,843      851,035

                                             UNAUDITED
                                    ----------------------------
                                            PRO FORMA(1)
                                    ----------------------------
                                       TWELVE          NINE
                                       MONTHS         MONTHS
                                       ENDED           ENDED
                                    DECEMBER 31,   SEPTEMBER 30,
                                        1997           1998
                                    ------------   -------------
OPERATING DATA:
  Revenues........................   $1,196,405     $  824,719
  Operating expenses:
    Direct costs..................      834,560        536,248
    General and administrative
      expenses....................       75,918         61,002
    Depreciation and
      amortization................       79,324         68,439
    Merger expenses...............           --             --
    Operating expenses............      989,802        665,689
  Operating income................      206,603        159,030
  Other income (expense):
    Interest expense..............      (19,933)       (14,732)
    Interest income...............        2,969          2,422
    Other income, net.............       29,016         25,129
      Other income (expense),
        net.......................       12,052         12,819
  Income before income taxes......      218,655        171,849
  Income taxes....................       76,936         63,652
  Net income......................   $  141,719     $  108,197
  Earnings per share:
    Basic.........................   $     1.36     $     1.01
    Diluted.......................   $     1.23     $      .94
OTHER FINANCIAL DATA:
  EBITDA(2).......................   $  285,927     $  227,469
  Cash provided by operating
    activities....................
  Cash used for investing
    activities....................
  Cash provided by (used for)
    financing activities..........
  Capital expenditures and
    acquisitions..................
  Ratio of earnings to fixed
    charges:(3)
    Historical....................
    Pro forma(4)..................        11.32          10.59
BALANCE SHEET DATA:
  Cash and short-term marketable
    securities....................                  $   26,489
  Working capital.................                      12,268
  Property, plant and equipment,
    net...........................                   1,291,334
  Long-term marketable
    securities....................                       9,330
  Total assets....................                   1,617,239
  Long-term obligations...........                     330,653
  Stockholders' equity............                     925,985

---------------

(1) Gives effect to the acquisition of all of the outstanding capital stock of Bayard by Nabors under the purchase method of accounting. For further information regarding Bayard, see Nabors' Current Report on Form 8-K, dated March 1, 1999, which is incorporated by reference into this document.
(2) EBITDA (defined to mean operating income plus depreciation and amortization for purposes of this table) is a supplemental financial measure used by the Company in evaluating its business and should be read in conjunction with all of the information in the Selected Consolidated Financial Data, as well as the Consolidated Financial Statements (including the Notes thereto) prepared in accordance with generally accepted accounting principles. EBITDA should not be considered as an alternative to operating income or cash flow from operations or as an indication of the Company's performance or as a measure of liquidity.
(3) For the purpose of computing the ratio of earnings to fixed charges, "earnings" consist of pretax income from continuing operations plus fixed charges (excluding capitalized interest). Fixed charges represent interest incurred (whether expensed or capitalized), amortization of debt expense, and that portion of rental expense on operating leases deemed to be the equivalent of interest. No preferred stock was outstanding during any of the periods presented.
(4) Pro forma for the acquisition of Bayard, this offering and for the application of a portion of the net proceeds of this offering to repay $68.8 million of existing indebtedness. See "Use of Proceeds."

                              DESCRIPTION OF NOTES

     You should read this description carefully with the description of the Senior Debt Securities contained in the Prospectus prior to making an investment in the Notes.

GENERAL

     The Notes are a series of Senior Debt Securities described in the accompanying Prospectus that will be issued under an indenture, dated as of March 1, 1999 (the "Senior Indenture"), between the Company and Norwest Bank Minnesota, National Association, as trustee (the "Trustee"), as supplemented by a Supplemental Indenture, dated as of March 1, 1999 (the "Supplemental Indenture"), between the Company and the Trustee. The following description of the particular terms of this offering supplements, and to the extent of any inconsistency replaces, the description of the general terms and provisions of the Senior Debt Securities set forth in the accompanying Prospectus. Capitalized terms used but not defined herein or in the accompanying Prospectus have the meanings given to them in the Senior Indenture. As used in this section, the "Company" means Nabors Industries, Inc., but not any of its subsidiaries, unless the context otherwise requires. Unless the context otherwise requires, all references herein to the "Senior Indenture" shall mean the Senior Indenture, as supplemented by the Supplemental Indenture.

PRINCIPAL, MATURITY AND INTEREST

     The Notes will be limited to $325 million aggregate principal amount, will mature on April 15, 2004 and will bear interest at the rate of 6.80% per annum from March 9, 1999, payable semiannually on April 15 and October 15 of each year, commencing October 15, 1999, to the persons in whose name the Notes are registered at the close of business on the April 1 or October 1 next preceding such interest payment date. Interest will be computed on the basis of a 360-day year consisting of twelve 30-day months. Principal and interest will be payable at the offices of the Trustee, provided that, at the option of the Company, payment of interest will be made by check mailed to the address of the person entitled thereto as it appears in the register of the Notes maintained by the Trustee. The Notes will be transferable and exchangeable at the office of the Trustee and will be issued in fully registered form, without coupons, in denominations of $1,000 and any integral multiple thereof. The Company may require payment of a sum sufficient to cover any transfer tax or other similar governmental charge payable in connection with certain transfers and exchanges. The registered holder of a Note will be treated as the owner of it for all purposes.

OPTIONAL REDEMPTION

     The Notes will be redeemable in whole or in part, at the option of the Company at any time, at a redemption price equal to the greater of (1) 100% of their principal amount or (2) the sum of the present values of the remaining scheduled payments of principal and interest on the Notes discounted to the date of redemption on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 25 basis points, plus, in either case, accrued and unpaid interest on the principal amount being redeemed to such redemption date.

     "Business Day" means any calendar day that is not a Saturday, Sunday or legal holiday in New York, New York and on which commercial banks are open for business in New York, New York.

     "Comparable Treasury Issue" means the United States Treasury security selected by an Independent Investment Banker as having a maturity comparable to the remaining term ("Remaining Life") of Notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of such Notes.

     "Comparable Treasury Price" means (1) the average of five Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest Reference Treasury Dealer Quotations, or (2) if the Independent Investment Banker obtains fewer than five such Reference Treasury Dealer Quotations, the average of all such quotations.

     "Independent Investment Banker" means Morgan Stanley & Co. Incorporated or, if such firm is unwilling or unable to select the Comparable Treasury Issue, an independent investment banking institution of national standing appointed by the Trustee.

     "Reference Treasury Dealer" means (1) Morgan Stanley & Co. Incorporated, Lehman Brothers Inc. and Prudential Securities Incorporated and their respective successors, provided, however, that if any of the foregoing shall cease to be a primary U.S. Government securities dealer in New York City (a "Primary Treasury Dealer"), the Company shall substitute therefor another Primary Treasury Dealer and (2) any other Primary Treasury Dealer selected by the Independent Investment Banker after consultation with the Company.

     "Reference Treasury Dealer Quotations" means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Independent Investment Banker, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Independent Investment Banker at 5:00 p.m., New York City time, on the third Business Day preceding such redemption date.

     "Treasury Rate" means, with respect to any redemption date, (1) the yield, under the heading which represents the average for the immediately preceding week, appearing in the most recently published statistical release designated "H.15 (519)" or any successor publication which is published weekly by the Board of Governors of the Federal Reserve System and which establishes yields on actively traded United States Treasury securities adjusted to constant maturity under the caption "Treasury Constant Maturities," for the maturity corresponding to the Comparable Treasury Issue (if no maturity is within three months before or after the Remaining Life, yields for the two published maturities most closely corresponding to the Comparable Treasury Issue shall be determined and the Treasury Rate shall be interpolated or extrapolated from such yields on a straight line basis, rounding to the nearest month) or (2) if such release (or any successor release) is not published during the week preceding the calculation date or does not contain such yields, the rate per annum equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue, calculated using a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date. The Treasury Rate shall be calculated on the third Business Day preceding the redemption date.

     Holders of Notes to be redeemed will receive notice of redemption by first-class mail at least 30 and not more than 60 days prior to the date fixed for redemption. If fewer than all of the Notes are to be redeemed, the Trustee will select, not more than 45 days prior to the redemption date, the particular Notes or portions thereof for redemption from the outstanding Notes not previously called, by such method as the Trustee deems fair and appropriate.

     Except as set forth above, the Notes will not be redeemable by the Company prior to maturity and will not be entitled to the benefit of any sinking fund.

RANKING

     The Notes will be senior unsecured obligations of the Company and will rank pari passu with all other unsecured and unsubordinated indebtedness of the Company.

     The Senior Indenture does not limit the amount of debt securities, debentures, notes or other evidences of indebtedness that may be issued by the Company or any of its subsidiaries, nor does it restrict transactions between the Company and its affiliates or dividends and other distributions by the Company or its subsidiaries.

     The Company currently conducts substantially all its operations through subsidiaries, and substantially all of the Company's operating income and cash flow are generated by its subsidiaries. As a result, funds necessary to meet the Company's debt service obligations are provided principally by distributions or advances from its subsidiaries. Under some circumstances, contractual or legal restrictions, as well as the financial condition and operating requirements of the Company's subsidiaries, could limit the Company's ability to obtain cash from its subsidiaries for the purpose of meeting its debt service obligations, including the payment of principal and interest on the Notes. The claims of creditors of the subsidiaries will effectively have priority with respect to the assets and earnings of the subsidiaries over the claims of creditors of the Company, including the holders of the Notes.

     As of September 30, 1998, as adjusted to give effect to the Bayard acquisition, the reduction of borrowings subsequent to September 30, 1998, the issuance of the Notes and the anticipated use of proceeds therefrom, the Company would have had an aggregate of $882.1 million of consolidated indebtedness, of which approximately $243.2 million would have been owed by subsidiaries or secured and therefore effectively senior to the Notes.

COVENANTS AND DEFEASANCE

     The provisions of the Senior Indenture which are described in the accompanying Prospectus under "Description of Debt Securities -- Certain Covenants," "Consolidation, Merger or Sale of Assets," "Defeasance or Covenant Defeasance," "Modification and Waiver," "Governing Law" and "Global Securities" will, as and to the extent modified as described in this Prospectus Supplement, apply to the Notes.

     The Senior Indenture does not contain any covenants or other provisions that are intended to afford holders of the Notes special protection in the event of a highly leveraged transaction by the Company.

CERTAIN ADDITIONAL COVENANTS

     In addition to the covenants included in the Senior Indenture, certain additional covenants that will apply to the Notes are included in the Supplemental Indenture.

     Limitations on Liens. So long as any Notes are outstanding, the Company will not, nor will it permit any Subsidiary to, issue, assume, guarantee or suffer to exist any debt for money borrowed ("Debt") if such Debt is secured by a mortgage, pledge, security interest or lien (a "mortgage" or "mortgages") upon any properties of the Company or any Subsidiary or upon any securities or indebtedness of any Subsidiary (whether such properties, securities or indebtedness is now owned or hereafter acquired) without in any such case effectively providing that the Notes (and all other series of securities under the Senior Indenture) shall be secured equally and ratably with (or prior to) such Debt, except that the foregoing restrictions shall not apply to:

        (a) mortgages on any property acquired, constructed or improved by the Company or any Subsidiary (or mortgages on the securities of a special purpose Subsidiary which holds no material assets other than the property being acquired, constructed or improved) after the date of the Senior Indenture which are created within 180 days after such acquisition (or in the case of property constructed or improved, after the completion and commencement of commercial operation of such property, whichever is later) to secure or provide for the payment of the purchase price or cost thereof; provided that in the case of such construction or improvement the mortgages shall not apply to any property owned by the Company or any Subsidiary before such construction or improvement other than (1) unimproved real property on which the property so constructed, or the improvement, is located or (2) personal property which is so improved;

        (b) mortgages existing on the date of issuance of the Notes, existing mortgages on property acquired (including mortgages on any property acquired from a Person which is consolidated with or merged with or into the Company or a Subsidiary) or mortgages outstanding at the time any corporation, partnership or other entity becomes a Subsidiary; provided that such mortgages shall only apply to property owned by such corporation, partnership or other entity at the time it becomes a Subsidiary or that is acquired thereafter other than from the Company or another Subsidiary;

        (c) mortgages in favor of the Company or any Subsidiary;

        (d) mortgages in favor of domestic or foreign governmental bodies to secure advances or other payments pursuant to any contract or statute or to secure indebtedness incurred to finance the purchase price or cost of constructing or improving the property subject to such mortgages, including mortgages to secure Debt of the pollution control or industrial revenue bond type; or

        (e) any extension, renewal or replacement (or successive extensions, renewals or replacements), in whole or in part, of any mortgage referred to in the foregoing clauses (a), (b), (c) or (d), inclusive; provided that the principal amount of Debt secured thereby shall not exceed the principal amount of Debt so secured at the time of such extension, renewal or replacement, and that such extension, renewal or replacement shall be limited to all or a part of the property which secured the mortgage so extended, renewed or replaced (plus improvements in such property).

     In addition to the foregoing, the Company and any Subsidiary may, without securing the Notes, issue, assume or guarantee secured Debt that, with certain other Debt described in the following sentence, does not exceed 15% of Consolidated Net Worth, as shown on a consolidated balance sheet of the Company as of a date not more than 90 days prior to the proposed transaction, prepared by the Company in accordance with generally accepted accounting principles. The other Debt to be aggregated for purpose of this exception is all Attributable Debt in respect of Sale and Lease-Back Transactions (as defined below) of the Company and its Subsidiaries under the exception in clause (e)(2) below existing at such time.

     Limitations on Sale and Lease-Back Transactions. So long as any Notes are outstanding, the Company will not, nor will it permit any Subsidiary to, enter into any Sale and Lease-Back Transaction, other than any Sale and Lease-Back
Transaction:

        (a) entered into within 180 days of the later of the acquisition or placing into service of the property subject thereto by the Company or Subsidiary;

        (b) involving a lease of less than five years;

        (c) entered into in connection with an industrial revenue bond or pollution control financing;

        (d) between the Company and/or one or more Subsidiaries;

        (e) as to which the Company or such Subsidiary would be entitled to incur Debt secured by a mortgage on the property to be leased in an amount equal to the Attributable Debt with respect to such Sale and Lease-Back Transaction without equally and ratably securing the Notes (1) under clauses (a) through (e) in "--Limitations on Liens" above or (2) under the last paragraph of that section; or

        (f) as to which the Company will apply an amount equal to the net proceeds from the sale of the property so leased to (1) the retirement (other than any mandatory retirement), within 180 days of the effective date of any such Sale and Lease-Back Transaction, of Notes, of other debt securities issued under the Senior Indenture or of Funded Debt of the Company or a Subsidiary or (2) the purchase or construction of other property, provided that such property is owned by the Company or a Subsidiary free and clear of all mortgages.

     "Attributable Debt" means, with respect to any Sale and Lease-Back Transaction as of any particular time, the present value discounted at the rate of interest implicit in the terms of the lease of the obligations of the lessee under such lease for net rental payments during the remaining term of the lease.

     "Consolidated Net Worth" means the amount of total stockholders' equity shown in the most recent consolidated statement of financial position of the Company.

     "Funded Debt" means indebtedness for money borrowed which by its terms matures at, or is extendible or renewable at the option of the obligor to, a date more than twelve months after the date of the creation of such indebtedness.

     "Sale and Lease-Back Transaction" means any arrangement with any Person providing for the leasing by the Company or any Subsidiary of any property, whereby such property had been sold or transferred by the Company or any Subsidiary to such Person.

     "Subsidiary" means a corporation, partnership or other entity more than 50% of the outstanding voting securities of which is owned, directly or indirectly, by the Company or one or more other Subsidiaries, or by the Company and one or more other Subsidiaries. For purposes of this definition, "voting securities" means securities which ordinarily have voting power for the election of a governing board, whether at all times or only so long as no senior class of securities has such voting power by reason of any contingency.

EVENTS OF DEFAULT

     All Events of Default described in the accompanying Prospectus in the first paragraph under "Description of Debt Securities -- Events of Default and Notice Thereof" shall apply to the Notes except for item (4) in the first paragraph of that section. Therefore, the acceleration of other indebtedness will not create an Event of Default with respect to the Notes.

BOOK-ENTRY; DELIVERY AND FORM

     The certificates representing the Notes will be issued in fully registered form, without coupons. The Notes will be deposited with, or on behalf of, The Depository Trust Company, New York ("DTC"), and registered in the name of Cede & Co., as DTC's nominee in the form of a global Note certificate (the "Global Certificate") or will remain in the custody of the Trustee pursuant to a FAST Balance Certificate Agreement between DTC and the Trustee.

GLOBAL CERTIFICATES

     Upon the issuance of the Global Certificate, DTC or its custodian will credit, on its internal system, the respective principal amount of Notes of the individual beneficial interests represented by such Global Certificate to the respective accounts of persons who have accounts with such depositary. Such accounts initially will be designated by or on behalf of the Underwriters. Ownership of beneficial interests in the Global Certificate will be limited to persons who have accounts with DTC ("participants") or persons who hold interests through participants. Ownership of beneficial interests in a Global Certificate will be shown on, and the transfer of that ownership will be effected only through, records maintained by DTC or its nominee (with respect to interests of participants) and the records of participants (with respect to interests of persons other than participants).

     Conveyance of notices and other communications by DTC to Direct Participants (as defined herein), by Direct Participants to Indirect Participants (as defined herein), and by Direct Participants and Indirect Participants to beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

     Purchases of Notes under the DTC system must be made by or through Direct Participants, which will receive a credit for the Notes on DTC's records. The ownership interest of each actual purchaser of each Note ("Beneficial Owner") will in turn be recorded on the Direct and Indirect Participants' records. Beneficial Owners will not receive written confirmation from DTC of their purchase, but Beneficial Owners are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the Direct and Indirect Participant through which the Beneficial Owners entered the transaction. Transfers of ownership interests in the Notes are to be accomplished by entries made on the books of participants acting on behalf of Beneficial Owners. Beneficial Owners will not receive certificates representing their ownership interests in the Notes, except in the event that use of the book-entry system for the Notes is discontinued.

     So long as DTC, or its nominee, is the registered owner or holder of the Global Certificate, DTC or such nominee, as the case may be, will be considered the sole owner or holder of the Notes represented by such Global Certificate for all purposes under the Senior Indenture and the Notes. No beneficial owner of an interest in the Global Certificate will be able to transfer the interest except in accordance with DTC's applicable procedures, in addition to those provided for under the Senior Indenture.

     Payments of the principal of, and interest on, the Global Certificate will be made to DTC or its nominee, as the case may be, as the registered owner thereof. Neither the Company, the Trustee nor any Paying Agent will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the Global Certificate of or maintaining, supervising or reviewing any records relating to such beneficial ownership interests, subject to any statutory or regulatory requirements as may be in effect from time to time.

     The Company expects that DTC or its nominee, upon receipt of any payment of principal or interest in respect of the Global Certificate, will credit participants' accounts with payments in amounts proportionate to their respective beneficial interest in the principal amount of such Global Certificate as shown on the records of DTC or its nominee. The Company also expects that payments by participants to owners of beneficial interests in such Global Certificate held through such participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers registered in the names of nominees for such customers. Such payments will be the responsibility of such participants.

     Transfers between participants in DTC will be effected in the ordinary way in accordance with DTC rules. If a holder requires physical delivery of a certificated note for any reason, including to sell Notes to persons in jurisdictions which require such delivery of such Notes or to pledge such Notes, such holder must transfer its interest in the Global Certificate in accordance with the normal procedures of DTC and the procedures set forth in the Senior Indenture. Once an interest in the Global Certificate is delivered as a certificated Note, such certificated Note may not be exchanged for an interest in the Global Certificate.

     The Company expects that DTC will take any action permitted to be taken by a holder of Notes (including the presentation of Notes for exchange as described below) only at the direction of one or more participants to whose account the DTC interests in a Global Certificate is credited and only in respect of such portion of the aggregate principal amount of the Notes as to which such participant or participants has or have given such direction. However, if there is an Event of Default under the Notes, DTC will exchange the Global Certificate for certificated Notes, which it will distribute to its participants.

     DTC has advised the Company as follows: DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. DTC holds securities that its participants deposit with DTC. DTC also facilitates the settlement among participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in accounts of its participants, thereby eliminating the need for physical movement of securities certificates. Direct Participants include securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations. DTC is owned by a number of its direct participants and by the New York Stock Exchange, Inc., and the National Association of Securities Dealers, Inc. Access to the DTC system is also available to others such as banks, securities brokers and dealers and trust companies that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly ("Indirect Participants").

     Although the Company expects that DTC will agree to the foregoing procedures in order to facilitate transfers of interests in the Global Certificate among participants of DTC, DTC is under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. Neither the Company nor the Trustee will have any responsibility for the performance by DTC or its Direct or Indirect Participants of their respective obligations under the rules and procedures governing their operations.

     If DTC is at any time unwilling or unable to continue as a depository for a Global Certificate and a successor depositary is not appointed by the Company within 90 days, the Company will issue certificated Notes in exchange for the Global Certificate. The Company also may decide to discontinue use of the system of book-entry transfers through DTC (or a successor securities depository). In that event, the Company will issue certificated Notes in exchange for the Global Certificate.

     The information in this section concerning DTC and DTC's book-entry system has been obtained from sources that the Company believes to be reliable, but the Company takes no responsibility for their accuracy.

TRANSFER AND EXCHANGE

     A holder may transfer or exchange Notes in accordance with the Senior Indenture. The Registrar and the Trustee may require a holder, among other things, to furnish appropriate endorsements and transfer documents and the Company may require a holder to pay any taxes and fees required by law or permitted by the Senior Indenture. The Company is not required to exchange or register the transfer of any Note selected for redemption. Also, the Company is not required to exchange or register the transfer of any Note for a period of 15 days before a selection of Notes to be redeemed.

     The registered holder of a Note will be treated as the owner of it for all purposes.

                                  UNDERWRITERS

     Under the terms and conditions contained in the underwriting agreement dated the date hereof (the "Underwriting Agreement"), the underwriters named below (the "Underwriters") have severally agreed to purchase, and the Company has agreed to sell to them, the respective amounts of the Notes set forth opposite their names below.

                                                              PRINCIPAL AMOUNT
                            NAME                                  OF NOTES
                            ----                              ----------------
Morgan Stanley & Co. Incorporated...........................    $ 65,000,000
Lehman Brothers Inc.........................................      65,000,000
Prudential Securities Incorporated..........................      65,000,000
Donaldson, Lufkin & Jenrette Securities Corporation.........      32,500,000
Howard, Weil, Labouisse, Friedrichs Incorporated............      32,500,000
Salomon Smith Barney Inc....................................      32,500,000
Schroder & Co. Inc..........................................      32,500,000
                                                                ------------
          Total.............................................    $325,000,000
                                                                ============

     The Underwriting Agreement provides that the obligations of the several Underwriters to pay for and accept delivery of the Notes are subject to, among other things, the approval of certain legal matters by their counsel and certain other conditions. The Underwriters are obligated to take and pay for all the Notes if any are taken.

     The Underwriters propose initially to offer the Notes in part to the public at the public offering price set forth on the cover page of this Prospectus Supplement and in part to certain dealers at prices that represent a concession not in excess of .35% of the principal amount of the Notes. Any Underwriter may allow, and such dealers may reallow, a concession not in excess of .25% of the principal amount of the Notes to certain other dealers. After the initial offering of the Notes, the offering price and other selling terms may from time to time be varied by the Underwriters.

     The Company does not intend to apply for a listing of the Notes on a national securities exchange, but has been advised by the Underwriters that they presently intend to make a market in the Notes, as permitted by applicable laws and regulations. The Underwriters are not obligated, however, to make a market in the Notes and any such market making may be discontinued at the sole discretion of the Underwriters. Accordingly, no assurance can be given as to the liquidity of, or trading markets for, the Notes.

     In order to facilitate the offering of the Notes, the Underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Notes. Specifically, the Underwriters may over-allot in connection with this offering, creating short positions in the Notes for their own account. In addition, to cover over-allotments or to stabilize the price of the Notes, the Underwriters may bid for, and purchase, Notes in the open market. Finally, the Underwriters may reclaim selling concessions allowed to an underwriter or dealer for distributing Notes in this offering, if the Underwriters repurchase previously distributed Notes in transactions that cover syndicate short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the Notes above independent market levels. The Underwriters are not required to engage in these activities, and may end any of these activities at any time.

     The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

     Certain of the Underwriters and their affiliates have provided, and may in the future continue to provide, investment banking and other financial services to the Company for customary compensation. In addition, certain of the Underwriters and their affiliates have provided and may provide investment banking and other financial services to some acquisition candidates of the Company. In particular, Morgan Stanley & Co. Incorporated advises Pool and Donaldson, Lufkin & Jenrette Securities Corporation advises Bayard in their proposed acquisitions by the Company.

                                    EXPERTS

     The consolidated financial statements of Nabors as of September 30, 1997 and 1996 and for each of the three years in the period ended September 30, 1997, incorporated by reference into this document have been incorporated herein in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of that firm as experts in auditing and accounting.

     The financial statements of Bayard as of December 31, 1996 and for each of the two years in the period ended December 31, 1996 incorporated by reference into this document have been audited by Grant Thornton LLP, independent public accountants, as stated in their reports thereon and are so included in reliance on such reports given upon the authority of that firm as experts in auditing and accounting. The financial statements of Bayard as of December 31, 1997 and for the fiscal year then ended, the financial statements of Trend Drilling Company as of December 31, 1995 and 1996 and for the three fiscal years ended December 31, 1996, 1995 and 1994, and the financial statements of Ward Drilling Company, as of December 31, 1996 and for the fiscal year then ended, have been incorporated by reference into this document in reliance on the report of PricewaterhouseCoopers LLP, independent public accountants, given upon the authority of that firm as experts in auditing and accounting. The financial statements of Bonray Drilling Corporation as of December 31, 1996 and June 30, 1996 and for the six-month period ended December 31, 1996 and years ended June 30, 1996 and 1995 incorporated by reference into this document have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon and are included in reliance on such report given upon the authority of such firm as experts in auditing and accounting.

                                 LEGAL MATTERS

     The validity of the Notes will be passed upon for Nabors by Winston & Strawn, New York, New York, and for the underwriters by Vinson & Elkins L.L.P., Houston, Texas. Vinson & Elkins L.L.P., from time to time, acts as legal counsel to Nabors for various legal matters.

PROSPECTUS

                                       $350,000,000
[NABORS
INDUSTRIES,                      NABORS INDUSTRIES, INC.
INC. LOGO]           DEBT SECURITIES, PREFERRED STOCK, COMMON STOCK,
                              DEPOSITARY SHARES AND WARRANTS

    Nabors Industries, Inc. (collectively with its subsidiaries (unless the context otherwise requires), the "Company") may from time to time offer, together or separately, in amounts, at prices and on terms to be determined at the time of the offering, its (i) debt securities (the "Debt Securities"), which may be either senior debt securities (the "Senior Debt Securities") or subordinated debt securities (the "Subordinated Debt Securities"), (ii) shares of its preferred stock, $.10 par value per share (the "Preferred Stock"), which may be issued in the form of Depositary Shares (as defined herein) evidenced by Depositary Receipts (as defined herein), (iii) shares of its common stock, $.10 par value per share (the "Common Stock"), and (iv) warrants to purchase Debt Securities, Preferred Stock or Common Stock of the Company, as the Company shall designate at the time of the offering (the "Warrants"). (The Debt Securities, Preferred Stock, Depositary Shares, Common Stock and Warrants are collectively called the "Securities.") Securities may be sold for U.S. dollars or one or more foreign currencies, currency units or composite currencies -- in each case, as the Company specifically designates.

    In addition, shares of Common Stock may be offered from time to time by stockholders of the Company who acquire their shares in connection with future acquisitions by the Company ("Selling Stockholders"). Any Selling Stockholders will be identified, and the number of shares to be offered by them will be specified, in a Prospectus Supplement to this Prospectus. The Company will not receive proceeds of any sale of shares by the Selling Stockholders.

    The Securities offered pursuant to this Prospectus may be issued in one or more series or issuances and will be limited to $350,000,000 in aggregate initial public offering price or the equivalent in one or more foreign currencies, currency units or composite currencies. Certain specific terms of the particular Securities in respect of which this Prospectus is being delivered will be set forth in an accompanying Prospectus Supplement, including, where applicable, (i) in the case of Debt Securities, the specific title, aggregate principal amount, the denomination, whether such Debt Securities are secured or unsecured obligations, maturity, premium, if any, the interest, if any (which may be fixed, floating or adjustable rate), the time and method of calculating payment of interest, if any, the place or places where principal of (and premium, if any) and interest, if any, on such Debt Securities will be payable, the currency, currency unit or composite currency in which principal of (and premium, if any) and interest, if any, on such Debt Securities will be payable, any terms of redemption at the option of the Company or the holder, any sinking fund provisions, terms for any conversion or exchange into Securities or other securities of the Company (however, any such other securities issuable upon conversion or exchange of Debt Securities will be subject to registration under the Securities Act (as defined herein) or an applicable exemption therefrom), the initial public offering price, listing (if any) on a securities exchange and other terms, (ii) in the case of Preferred Stock, the specific title, the aggregate number of shares offered, any dividend (including the method of calculating payment of dividends), liquidation, redemption, voting and other rights, any terms for any conversion or exchange into Securities or other securities of the Company (however, any such other securities issuable upon conversion or exchange of Preferred Stock will be subject to registration under the Securities Act or an applicable exemption therefrom), the initial public offering price, listing (if any) on a securities exchange and other terms, (iii) in the case of Warrants, the duration, purchase price, exercise price and detachability of such Warrants, any listing of the Warrants or underlying Securities on a securities exchange, a description of the securities for which each Warrant is exercisable and other terms, and (iv) in the case of Depositary Shares, the fractional share of Preferred Stock represented by each such Depositary Share. If so specified in the applicable Prospectus Supplement, Debt Securities of a series may be issued in whole or in part in the form of one or more temporary or permanent global securities ("Global Securities").

    The Common Stock is listed on the American Stock Exchange under the trading symbol "NBR." Any Common Stock sold pursuant to a Prospectus Supplement will be listed on that exchange, subject to official notice of issuance. On May 1, 1997, the closing price of a share of Common Stock on that exchange was $18 5/8 per share.

    Unless otherwise specified in a Prospectus Supplement, the Senior Debt Securities, when issued, will be unsecured and will rank equally with all other unsecured and unsubordinated indebtedness of the Company. The Subordinated Debt Securities, when issued, will be subordinated in right of payment to all Senior Debt (as defined herein) of the Company.

    The Prospectus Supplement may contain information concerning certain United States federal income tax considerations applicable to the Securities offered.

    This Prospectus may not be used to consummate sales of Securities, unless accompanied by a Prospectus Supplement. Any statement contained in this Prospectus will be deemed to be modified or superseded by any inconsistent statement contained in an accompanying Prospectus Supplement.

    SEE "RISK FACTORS" ON PAGE 3 HEREOF FOR A DESCRIPTION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED IN CONNECTION WITH AN INVESTMENT IN THE SECURITIES.
  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.

    The Securities will be sold directly, through agents, underwriters or dealers as designated from time to time, or through a combination of such methods. If agents of the Company or any dealers or underwriters are involved in the sale of the Securities in respect of which this Prospectus is being delivered, the names of the agents, dealers or underwriters and any applicable commissions or discounts will be set forth in or may be calculated from the Prospectus Supplement with respect to such Securities. See "Plan of Distribution" for possible indemnification arrangements with agents, dealers and underwriters.

                  THE DATE OF THIS PROSPECTUS IS MAY 2, 1997.

                             AVAILABLE INFORMATION

     The Company has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement on Form S-3 under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Securities being offered by this Prospectus. This Prospectus, which constitutes a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement, certain items of which are contained in exhibits and schedules to the Registration Statement as permitted by the rules and regulations of the Commission. For further information with respect to the Company and the securities offered hereby, reference is made to the Registration Statement, including the exhibits thereto, and the financial statements and notes filed as a part thereof. Statements made in this Prospectus concerning the contents of any contract, agreement or other document filed with the Commission as an exhibit are not necessarily complete. With respect to each such contract, agreement or other document filed with the Commission as an exhibit, reference is made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference.

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports, proxy statements and other information with the Commission. The reports, proxy statements and other information filed by the Company with the Commission pursuant to the informational requirements of the Exchange Act may be inspected and copied at the public reference facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington D.C. 20549, and at the Commission's Regional Offices at 7 World Trade Center, 13th Floor, New York, New York 10048 and the Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such documents can also be obtained at prescribed rates from the Public Reference Section of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington D.C. 20549. The Company is an electronic filer under the EDGAR (Electronic Data Gathering, Analysis and Retrieval) system maintained by the Commission. The Commission maintains a Web site (http://www.sec.gov) on the Internet that contains reports, proxy and information statements and other information regarding companies that file electronically with the Commission. In addition, documents filed by the Company can be inspected at the offices of the American Stock Exchange, Inc., 86 Trinity Place, New York, New York 10006.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents, which the Company has filed with the Commission, are incorporated herein by reference:

     (1) The Company's Annual Report on Form 10-K for the fiscal year ended September 30, 1996 (the "1996 Form 10-K");

     (2) The Company's Quarterly Report on Form 10-Q for the fiscal quarter ended December 31, 1996;

     (3) The Company's Current Report on Form 8-K filed with the Commission on March 3, 1997; and

     (4) The description of the Common Stock and the Preferred Stock contained in Amendment No. 1 to the Registration Statement on Form 8-A (File No. 1-9245) filed with the Commission on May 20, 1992, and any subsequent amendment thereto filed for the purposes of updating such description.

     All documents and reports filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the offering of Securities shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the date of filing of such documents or reports. Any statement contained in a document which is, or is deemed to be, incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein (or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference herein) modifies or supersedes the previous statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company will provide without charge to each person, including any beneficial owner, to whom this Prospectus is delivered, upon written or oral request, a copy of any document incorporated by reference in this Prospectus, other than exhibits to any such document not specifically described above. Requests for such documents should be directed to Daniel McLachlin, Corporate Secretary, Nabors Industries, Inc., 515 West Greens Road, Suite 1200, Houston, Texas 77067; telephone number: (281) 874-0035.

                                  RISK FACTORS

     In addition to the other information contained or incorporated by reference in this Prospectus or any Prospectus Supplement, the following factors should be considered carefully by prospective investors in evaluating the Company before purchasing any of the securities offered hereby. The information contained or incorporated by reference in this Prospectus or any Prospectus Supplement includes forward-looking statements that involve risks and uncertainties, a number of which are identified in this "Risk Factors" section. These risks and uncertainties include, without limitation, industry conditions and the variability of demand for contract drilling and related oilfield services, intense competition, operating risks inherent in a hazardous industry, the adequacy and availability of insurance, risks associated with international operations, regulations pertaining to environmental matters and the other matters detailed or referred to below and from time to time in the Company's other reports filed with the Commission. The Company's actual results may differ materially from the results set forth in or implied by any forward-looking statements, due to such risks and uncertainties.

     Business-Related Risks. The information set forth under the captions "Industry Conditions, Competition and Seasonality," "Operating Risks and Insurance," "International Operations" and "Governmental Matters" in Part I of the Company's 1996 Form 10-K, in addition to the other information included in the 1996 Form 10-K, is specifically incorporated by reference herein.

     International Operations. A significant portion of the Company's business is derived from international markets, including major operations in the Middle East and South and Central America, as well as other operations in the Commonwealth of Independent States, the Far East and Africa. Such operations may be subject to various risks, including the risk of war and civil disturbances and government activities, that may limit or disrupt markets, restrict the movement of funds or result in the deprivation of contract rights or the taking of property without fair compensation. In certain countries, such operations may be subject to the additional risk of fluctuating currency values and exchange controls. In the international markets in which the Company operates, it is subject to various laws and regulations with respect to the operation and taxation of its business and the import and export of its equipment from country to country, the imposition, application and interpretation of which can prove to be uncertain.

     Dividend Policies; Restrictions on Payment of Dividends. The Company does not anticipate that it will pay any dividends on the Common Stock in the foreseeable future. Certain of the Company's debt instruments include covenants restricting the Company's ability to pay dividends or to make certain other distributions to stockholders. In connection with the offering of any dividend-paying Preferred Stock hereby, the applicable Prospectus Supplement will set forth the amount available for distribution as of the end of the most recent fiscal period under the Company's debt instruments.

     Holding Company Structure. The Company is a holding company, and it conducts substantially all of its operations through subsidiaries. Consequently, the Company will rely principally on dividends or advances from its subsidiaries for the funds necessary to, among other things, pay principal of and any interest or premium on the Debt Securities and the other indebtedness of the Company. The ability of the Company's subsidiaries to pay dividends is subject to applicable state law and certain other restrictions. Any right of the holders of the Debt Securities to participate in the assets of any subsidiary upon the subsidiary's liquidation or recapitalization will be effectively subordinated to the claims of the subsidiary's creditors and preferred stockholders (if any), except to the extent that the Company is itself recognized as a creditor of the subsidiary.

     Absence of Public Market for Certain of the Securities. All Debt Securities, Preferred Stock, Depositary Shares and Warrants will be new issues of securities with no established trading market. Any underwriters to whom Debt Securities, Preferred Stock, Depositary Shares or Warrants are sold by the Company for public offering and sale may make a market in such Securities, but the underwriters will not be obligated to do so and may discontinue any market-making at any time without notice. No assurance can be given as to the liquidity of any secondary market for Debt Securities, Preferred Stock, Depositary Shares or Warrants.

     Market Risk with Respect to Common Stock; Certain Investment
Limitations. The Common Stock is listed for trading on the American Stock Exchange. However, the prices at which shares of Common Stock trade may depend on many factors, including prevailing interest rates, markets for similar securities, industry conditions and the performance of, and investor expectations for, the Company. No assurance can be given that a holder of shares of Common Stock will be able to sell those shares at any particular price. Certain institutional investors may invest only in dividend-paying equity securities or may operate under other restrictions that may prohibit or limit their ability to invest in the Common Stock.

     Shares Available for Future Sale. As of March 31, 1997, there were 93,310,006 shares of Common Stock outstanding. As of such date, 19,729,808 shares of Common Stock were reserved for issuance pursuant to option and employee benefit plans and 9,517,242 shares of Common Stock were reserved for issuance upon the conversion of the 5% Notes (as defined herein). The exercise price of many of these options is substantially lower than the trading prices of Common Stock on that date. In addition, the exercise of certain of these options may cause the Company to issue to the exercising holders additional options to purchase shares of Common Stock at an exercise price equal to the fair market value of Common Stock on the date of issuance, and the Company may issue additional options in the future under stock option plans or otherwise. Certain of the shares to be issued pursuant to the exercise of options may be "restricted securities," as that term is defined in Rule 144 promulgated under the Securities Act. The sale, or availability for sale, of substantial amounts of Common Stock in the public market due to the exercise of options (and, where applicable, sales pursuant to Rule 144) could adversely affect the prevailing market price of the Common Stock and could impair the Company's ability to raise additional capital through the sale of equity securities.

     Reliance on Key Personnel. The Company's business is dependent to a significant extent upon the performance of certain key individuals, including Eugene M. Isenberg, Anthony G. Petrello and Richard A. Stratton. Each of these individuals has entered into an employment agreement with the Company. The loss of the services of Messrs. Isenberg, Petrello or Stratton could have a material adverse effect on the Company.

     Possible Deterrents to Changes of Control. The board of directors of the Company is divided into three classes of directors, with each class serving a staggered three-year term. See "Description of Capital Stock and Depositary Shares -- Certain Certificate of Incorporation and By-Law Provisions." In addition, the board of directors has the authority to issue up to 10,000,000 shares of Preferred Stock and to determine the price, rights (including voting rights), conversion ratios, preferences and privileges of that stock without further vote or action by the holders of the Common Stock. Although the Company has no present plans to issue shares of Preferred Stock, the classified board and the Board's ability to issue additional shares of Preferred Stock may discourage, delay or prevent changes in control of the Company that are not approved by the board of directors, thereby preventing certain stockholders of the Company from realizing a possible premium on their shares.

                                  THE COMPANY

     The Company is the largest land drilling contractor in the world. The Company was incorporated in Delaware in 1978 and has principally engaged in oil, gas and geothermal land drilling operations in Alaska, the lower 48 states of the United States and Canada, and internationally in the Middle East, the Far East, the Commonwealth of Independent States, North and West Africa and South and Central America. The Company, through its subsidiaries, also provides offshore drilling, well servicing and workover services in the Gulf of Mexico, Alaska's Cook Inlet and several international markets. A subsidiary of the Company provides well servicing and workover services, primarily in the Rocky Mountains and mid-continent region of the United States. The Company also provides oilfield management, engineering, transportation, construction, maintenance and other support services in selected domestic and international markets. Another subsidiary of the Company, Canrig Drilling Technology Ltd., manufactures top drives for a broad range of drilling rig applications.

     Since the current management group began directing the Company in 1987, the Company's business philosophy has been to establish and maintain a conservative and flexible financial posture, to build a diverse portfolio of market positions to mitigate risk and provide potential for growth, to forge long-term relationships with customers, to build a cadre of talented and experienced employees, to grow and remain profitable in any market environment and to position the business for the future by maintaining flexibility. This philosophy has been implemented primarily through strategic acquisitions and internal growth in existing and new markets.

The Company also has advanced this philosophy by entering into strategic alliances with customers and by providing integrated drilling, engineering and other oilfield services responsive to customers' needs.

     Acquisitions and Internal Growth. The Company's business philosophy has been implemented through strategic acquisitions and internal growth in existing and new markets. Since 1988, through acquisition of other drilling companies, asset purchases and internal expansion, the Company has grown from a business centered principally in Canada and Alaska to an international company operating on land and offshore in many of the major oil, gas and geothermal markets in the world. In 1988, the Company's rig fleet consisted of 44 land drilling rigs. As of December 31, 1996, the active Company-owned rig fleet consisted of 362 land drilling rigs, 34 offshore rigs and 78 land workover and well servicing rigs.

     Strategic Alliances. The Company's business philosophy has also been advanced by entering into strategic alliances with customers. An increasing number of customers have been seeking to benefit from exploration and development drilling programs by establishing continuing relationships, or alliances, with a smaller number of preferred drilling contractors. These alliances can result in long-term work and increased profitability for drilling contractors that are selected as partners in the alliance. The Company has been selected by operators as alliance partners in Alaska, the lower 48 states of the United States and Canada.

     Drilling and Engineering Services. The Company's business philosophy has also been advanced by providing drilling-related services and management of drill site activities to its customers. Many major oil and gas companies are reducing the number of services they provide and the number of service contractors at a drill site, and are requiring the contractors remaining provide such drilling-related services and management. The Company also seeks to provide innovative, quality engineering and technical support from its drilling and oilfield support operations. The Company provides engineering services to all of its subsidiaries and to its worldwide customers from its Houston-based engineering groups.

                                USE OF PROCEEDS

     The Company will receive no proceeds from the sale of shares of Common Stock by the Selling Shareholders. With respect to offerings of Securities by the Company, except as otherwise set forth in a Prospectus Supplement, the net proceeds from the sale of the Securities will be used for future business acquisitions and other general corporate purposes, including working capital, investment in subsidiaries, the repayment of existing debt and/or the repurchase of shares of Common Stock or other securities. The precise amounts and timing of the application of the net proceeds for corporate purposes will depend upon a variety of factors, including the Company's funding requirements and the availability of alternative sources of funding. The Company routinely reviews acquisition opportunities. Any proposal to use proceeds from any offering of Securities in connection with an acquisition will be disclosed in the Prospectus Supplement relating to such offering.

                       RATIO OF EARNINGS TO FIXED CHARGES

     The ratio of earnings to fixed charges for each of the periods set forth below has been computed on a consolidated basis and should be read in conjunction with the Company's consolidated financial statements (including the notes thereto) set forth or incorporated by reference in the Company's 1996 Form 10-K for the fiscal year ended September 30, 1996 and the Company's quarterly report on Form 10-Q for the fiscal quarter ended December 31, 1996.

                                                                FISCAL YEARS ENDED SEPTEMBER 30,
                                        THREE MONTHS ENDED    ------------------------------------
                                        DECEMBER 31, 1996     1996    1995    1994    1993    1992
                                        ------------------    ----    ----    ----    ----    ----
Ratio of Earnings to Fixed Charges.....        9.12           7.09    7.67    1.65    5.35    6.50

     For purposes of computing the ratio of earnings to fixed charges, "earnings" consist of pretax income from continuing operations plus fixed charges (excluding capitalized interest). "Fixed charges" represent interest incurred (whether expensed or capitalized), amortization of debt expense, and that portion of rental expense on operating leases deemed to be the equivalent of interest. No Preferred Stock was outstanding during any of the periods presented and, as a result, the ratio of earnings to combined fixed charges and Preferred Stock dividends was the same as the ratio of earnings to fixed charges.

                         DESCRIPTION OF DEBT SECURITIES

     The following description sets forth certain general terms and provisions of the Debt Securities to which any Prospectus Supplement may relate. The particular terms of the Debt Securities offered by any Prospectus Supplement and the extent, if any, to which such general provisions may not apply to the Debt Securities so offered will be described in the Prospectus Supplement relating to such Debt Securities.

     The Senior Debt Securities are to be issued under an indenture (the "Senior Indenture"), to be entered into between the Company and a trustee named in the applicable Prospectus Supplement. The Subordinated Debt Securities are to be issued under a separate indenture (the "Subordinated Indenture"), to be entered into between the Company and a trustee named in the applicable Prospectus Supplement. (The Senior Indenture and the Subordinated Indenture are referred to collectively herein as the "Indentures." The trustee under the Senior Indenture and the trustee under the Subordinated Indenture are each referred to herein as the "Trustee.") The following summaries of certain provisions of the Senior Debt Securities, the Subordinated Debt Securities and the Indentures do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all the provisions of the Indentures applicable to a particular series of Debt Securities, including the definitions therein of certain terms. Copies of the forms of the Indentures are filed as exhibits to the Registration Statement of which this Prospectus is a part, and the following summary is qualified in its entirety by reference to such exhibits. See "Available Information." Article and Section references used herein are references to the applicable Indenture. Capitalized terms not otherwise defined in this Description of Debt Securities will have the meaning given in the Indentures. Wherever particular Sections, Articles or defined terms of the Indentures are referred to, it is intended that those Sections, Articles or defined terms shall be incorporated herein by reference.

GENERAL

     The Indentures do not limit the aggregate principal amount of Debt Securities which may be issued thereunder and each Indenture provides that Debt Securities may be issued thereunder from time to time in one or more series. Unless otherwise specified in the applicable Prospectus Supplement, the Senior Debt Securities, when issued, will be unsecured and unsubordinated obligations of the Company and will rank equally and ratably with all other unsecured and unsubordinated indebtedness of the Company. The Subordinated Debt Securities, when issued, will be subordinated in right of payment to the prior payment in full of all Senior Debt (as defined below) of the Company, as described under "-- Subordination of Subordinated Debt Securities" and in the Prospectus Supplement applicable to an offering of Subordinated Debt Securities. The Debt Securities will be payable in currency of the United States or in such other foreign currency, currency unit or composite currency as may be specified in the applicable Prospectus Supplement.

     The Prospectus Supplement relating to the offering of particular Debt Securities (the "Offered Debt Securities") will set forth whether the Offered Debt Securities will be Senior Debt Securities or Subordinated Debt Securities, and will further set forth (to the extent applicable) the following terms of the Offered Debt Securities: (1) the title of the Offered Debt Securities; (2) any limit on the aggregate principal amount of the Offered Debt Securities; (3) the Person to whom any interest on the Offered Debt Securities will be payable, if other than the Person in whose name such Offered Debt Securities are registered on any Regular Record Date; (4) the date or dates, or the method or methods (and related procedures) by which such date or dates will be determined or extended, on which the principal of the Offered Debt Securities will be payable; (5) the rate or rates per annum (which may be fixed, floating or adjustable) at which the Offered Debt Securities will bear interest, if any, or the formula pursuant to which such rate or rates shall be determined, the date or dates from which such interest will accrue and the dates on which such interest, if any, will be payable and the Regular Record Dates for such interest payment dates; (6) whether the Offered Debt Securities will be secured; (7) the place or places where principal of (and premium, if any) and interest, if any, on the Offered

Debt Securities will be payable; (8) if applicable, the price at which, the periods within which and the terms and conditions upon which the Offered Debt Securities may be redeemed in whole or in part at the option of the Company; (9) if applicable, any obligation of the Company to redeem or purchase Offered Debt Securities pursuant to any sinking fund or analogous provision or at the option of a Holder thereof, and the period or periods within which, the price or prices at which and the terms and conditions upon which the Offered Debt Securities will be redeemed or purchased, in whole or in part; (10) if applicable, the terms of any right to convert or exchange the Offered Debt Securities into Securities or other securities of the Company (provided, however, that any such other securities issuable upon conversion or exchange of Offered Debt Securities will be subject to registration under the Securities Act or an applicable exemption therefrom); (11) if other than denominations of $1,000 and any integral multiple thereof (or the equivalent thereof in one or more foreign currencies, currency units or composite currencies), the denominations in which the Offered Debt Securities will be issuable; (12) if the amount of payments of principal of (or premium, if any) or interest, if any, on the Offered Debt Securities may be determined with reference to one or more indices, the manner in which such amounts will be determined; (13) if other than currency of the United States, one or more foreign currencies, currency units or composite currencies in which the Offered Debt Securities are to be denominated; (14) if other than the coin or currency in which the Offered Debt Securities are to be denominated, the coin or currency in which payment of the principal of or interest on the Offered Debt Securities shall be payable; (15) the price or prices (expressed as a percentage of the principal amount thereof) at which such Debt Securities will be issued and the portion of the principal amount of the Offered Debt Securities, if other than the principal amount thereof, payable upon acceleration of maturity thereof; (16) whether all or any part of the Offered Debt Securities will be issued in the form of a Global Security or Securities and, if so, the depositary for, and other terms relating to, such Global Security or Securities; (17) whether any of the Offered Debt Securities are Original Issue Discount Securities (as defined herein); (18) whether the interest, if any, on the Offered Debt Securities is to be payable in securities of the Company, and the terms and conditions applicable to any such payment;
(19) any event or events of default applicable with respect to the Offered Debt Securities in addition to those provided in the Indentures; (20) any other covenant or warranty included for the benefit of the Offered Debt Securities in addition to (and not inconsistent with) those included in the Indentures for the benefit of Debt Securities of all series, or any other covenant or warranty included for the benefit of the Offered Debt Securities in lieu of any covenant or warranty included in the Indentures for the benefit of Debt Securities of all series, or any provision that any covenant or warranty included in the Indentures for the benefit of Debt Securities of all series shall not be for the benefit of the Offered Debt Securities, or any combination of such covenants, warranties or provisions; (21) any restriction or condition on the transferability of the Offered Debt Securities; (22) any authenticating or paying agents, registrars, conversion agents or other agents with respect to the Offered Debt Securities; and (23) any other terms of the Offered Debt Securities. (Indentures, Section 301.) Debt Securities may also be issued under the Indentures upon the exercise of Warrants. See "Description of Warrants."

     Debt Securities may be issued at a discount from their stated principal amount. Certain United States federal income tax considerations applicable to any Debt Security issued with original issue discount (an "Original Issue Discount Security") and any Debt Security on which the interest is to be payable in securities of the Company may be described in an applicable Prospectus Supplement.

     If the purchase price of any of the Debt Securities is denominated in a foreign currency, currency unit or composite currency or if the principal of (and premium, if any) and interest on any series of Debt Securities is payable in one or more foreign currencies, currency units or composite currencies, the restrictions, elections, general tax considerations, specific terms and other information with respect to such Debt Securities and such foreign currencies, currency units or composite currencies will be set forth in an applicable Prospectus Supplement.

     Unless otherwise indicated in the Prospectus Supplement relating thereto, the Offered Debt Securities will be issued as registered securities without coupons in denominations of $1,000 or any integral multiple of $1,000 (or the equivalent thereof in one or more foreign currencies, currency units or composite currencies). (Indentures, Section 302.) No service charge will be made for any transfer or exchange of such Offered Debt

Securities, but the Company or the Trustee may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith. (Indentures, Section 305.)

     Since the Company is a holding company, the rights of the Company, and hence the rights of creditors of the Company (including the Holders of the Debt Securities), to participate in any distribution of the assets of any subsidiary upon its liquidation or reorganization or otherwise are necessarily subject to the prior claims of creditors of the subsidiary, except to the extent that the Company may be recognized as a creditor of the subsidiary. Generally, the Debt Securities will be effectively subordinated to all existing and future indebtedness of the Company's operating subsidiaries.

     Unless otherwise specified in an applicable Prospectus Supplement, the Indentures will not contain any provisions that limit the ability of the Company or any subsidiary to incur indebtedness or that afford Holders of the Debt Securities protection in the event of a highly leveraged or similar transaction involving the Company or any subsidiary.

     Other Indebtedness. Certain of the Company's existing debt instruments impose, and future debt instruments may impose, certain restrictions on the Company, including restrictions on the payment of dividends and certain business combinations, and require the Company to maintain certain financial ratios. On May 28, 1996, the Company issued $172.5 million of 5% Convertible Subordinated Notes with a scheduled maturity on May 15, 2006 (the "5% Notes"). Interest on the 5% Notes is payable semi-annually on May 15 and November 15 of each year commencing November 15, 1996. The 5% Notes are convertible into common shares of the Company at any time, at a conversion price of $18.125 per share, subject to an adjustment in certain events. The 5% Notes are redeemable at the option of the Company, in whole or in part, at any time on or after May 15, 1999, initially at 103.5% and at decreasing prices thereafter to 100% at maturity, in each case together with accrued and unpaid interest. The 5% Notes also may be repaid at the option of the holder at 101%, together with accrued and unpaid interest, any time prior to May 15, 2006 if there is a change in control, as defined in the subordinated indenture. The proceeds from the 5% Notes were used to repay several term loans and reduce outstanding borrowings on the Company's credit facilities. The remaining proceeds are to be used for general corporate purposes, including working capital.

     The Company issued 9.18% Senior Secured Notes due July 31, 2006 in the principal amount of $40.0 million (the "9.18% Notes") to the John Hancock Mutual Life Insurance Company, pursuant to an Amended and Restated Note Purchase Agreement dated October 1, 1992. The 9.18% Notes impose certain restrictions on the Company, including restrictions on additional borrowings, liens, transactions with affiliates, dividends and other payments in respect of capital stock and certain business combinations. The Company may pay dividends to the extent that the Company's cumulative dividends, plus certain other payments since March 31, 1989, do not exceed 50% of the Company's cumulative net income since March 31, 1989, plus the proceeds of any offering of equity securities of the Company that are not redeemable at the option of the holder of the securities. As of September 30, 1996, retained earnings available for dividends totaled approximately $178 million. Also, proceeds from the sale of certain assets must be used to prepay the 9.18% Notes to the extent that an amount equal to those proceeds is not invested by the Company during a two-year period. The 9.18% Notes also require that certain financial tests be met by the Company on a consolidated basis, the most restrictive of which requires working capital to be in excess of $5.0 million. The 9.18% Notes are collateralized by the pledge of all of the shares of one of the Company's subsidiaries operating in the Gulf of Mexico and certain other subsidiary assets. Interest on the 9.18% Notes is payable semi-annually on July 31 and January 31 of each year.

     During 1995, a subsidiary of the Company entered into a revolving loan agreement with a financial institution whereby it can borrow up to $20.0 million for the construction of certain drilling equipment. Borrowings under the agreement are guaranteed by the Company and bear interest at 90-day LIBOR plus
 .50%. As of December 31, 1996, the amount of outstanding borrowings under this agreement was approximately $13.0 million.

     The Company has available lines of credit with a number of banks that permit borrowings of up to $64.5 million at interest rates generally not to exceed, at the option of the Company, each bank's prime rate or

LIBOR plus .75%. Under these lines of credit, the Company had short-term borrowings and letters of credit outstanding of approximately $20.2 million as of December 31, 1996.

     The information included in item 8 (entitled "Financial Statements and Supplementary Data") in Part II of the Company's 1996 Form 10-K is specifically incorporated by reference herein.

EVENTS OF DEFAULT AND NOTICE THEREOF

     Unless otherwise specified in the applicable Prospectus Supplement, the following events are defined in the Indentures as "Events of Default" with respect to Debt Securities of any series: (1) failure to pay principal (including any sinking fund payment) of, or premium (if any) on, any Debt Security of that series when due (in the case of the Subordinated Indenture, whether or not payment is prohibited by the subordination provisions) and such failure continues for a period of 10 days; (2) failure to pay interest, if any, on any Debt Security of that series when due and such failure continues for a period of 30 days; (3) failure by the Company to perform any other covenant in the Indentures (other than a covenant included in the Indentures solely for the benefit of a series of Debt Securities other than that series) which continues for a period of 90 days after written notice to the Company; (4) due acceleration of any indebtedness for borrowed money in a principal amount in excess of $25.0 million for which the Company or any Principal Subsidiary is liable, including Debt Securities of another series, or a default by the Company or any Principal Subsidiary in the payment at final maturity of outstanding indebtedness for borrowed money in a principal amount in excess of $25.0 million, and such acceleration or default at maturity shall not be waived, rescinded or annulled within 30 days after written notice to the Company thereof, unless such acceleration or default at maturity shall be remedied or cured by the Company or such Principal Subsidiary or rescinded, annulled or waived by the holders of such indebtedness, in which case such acceleration or default at maturity shall not constitute an Event of Default under this provision; and (5) certain events of insolvency, reorganization, receivership or liquidation of the Company. (Indentures, Section 501.)

     No Event of Default with respect to Debt Securities of a particular series will necessarily constitute an Event of Default with respect to Debt Securities of any other series. If an Event of Default with respect to any outstanding series of Debt Securities occurs and continues, then either the Trustee or the Holders of at least 25% in principal amount of the outstanding Debt Securities of that series may declare the principal amount (or, if the Debt Securities of that series are Original Issue Debt Securities, such portion of the principal amount as may be specified in the terms of that series) of all Debt Securities of that series to be due and payable immediately; however, under certain circumstances, the Holders of a majority in aggregate principal amount of outstanding Debt Securities of that series may rescind or annul such declaration and its consequences. (Indentures, Section 502.)

     Reference is made to the Prospectus Supplement relating to any series of Offered Debt Securities which are Original Issue Discount Securities for the particular provisions relating to the principal amount of such Original Issue Discount Securities due on acceleration upon the occurrence of an Event of Default and the continuation thereof.

     The Trustee is not charged with knowledge of any Event of Default unless written notice thereof has been given to the Trustee by the Company, the Paying Agent or Holders of at least 25% in principal amount of the outstanding Debt Securities of that series. (Indentures, Section 501.) Each Indenture provides that the Trustee may withhold notice to the Holders of the Debt Securities of any default (except in payment of principal (or premium, if any) or interest, if any) if it considers it in the interest of the Holders of the Debt Securities to do so. (Indentures, Section 602.) The Company must furnish annually to the Trustee a statement by one of certain specified officers of the Company as to the compliance with all conditions and covenants of the Indentures. (Indentures, Section 1004.)

     The Holders of a majority in principal amount of the outstanding Debt Securities of any series will have the right, subject to certain limitations, to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee with respect to the Debt Securities of that series, and to waive certain defaults. (Indentures, Sections 512 and 513.)

     The Indentures provide that, if an Event of Default occurs and continues, then the Trustee must exercise such of its rights and powers under the Indentures, and use the same degree of care and skill in its exercise, as a prudent person would exercise or use under the circumstances in the conduct of his or her own affairs. (Indentures, Section 601.) Subject to these provisions, the Trustee will be under no obligation to exercise any of its rights or powers under the Indentures at the request of any of the Holders of Debt Securities unless they have offered to the Trustee security or indemnity in form and substance reasonably satisfactory to the Trustee against the costs, expenses and liabilities that it might incur in compliance with the Holders' request. (Indentures, Section 603.)

     No Holder of a Debt Security of any series will have any right to institute any proceeding with respect to the Indentures or for any remedy thereunder, unless (1) that Holder has previously given to the Trustee written notice of a continuing Event of Default, (2) the Holders of at least 25% in principal amount of the outstanding Debt Securities of the same series have made a written request, and offered indemnity to the Trustee in form and substance reasonably satisfactory to the Trustee, to institute the proceeding as Trustee, (3) the Trustee has not received from the Holders of a majority in principal amount of the outstanding Debt Securities of the same series a direction inconsistent with the request, and (4) the Trustee has failed to institute such proceeding within 60 days of the written request therefor. (Indentures, Section 507.) However, these limitations do not apply to a suit instituted by a Holder of a Debt Security for enforcement of payment of the principal of (or premium, if any) or interest, if any, on that Holder's Debt Security on or after the respective due dates expressed in that Debt Security, or of the right to convert that Holder's Debt Security in accordance with the Indentures (if applicable). (Indentures, Section 508.)

MODIFICATION AND WAIVER

     Each Indenture allows the Company and the Trustee, from time to time, without the consent of the Holders of any series of Debt Securities, to amend the Indenture or the applicable series of Debt Securities for certain specified purposes, including curing ambiguities or inconsistencies and making any change that does not adversely affect the rights of any Holder of that series of Debt Securities. (Indentures, Section 901.) Modifications and amendments of the Indentures may also be made by the Company and the Trustee, with the consent of the Holders of not less than a majority of principal amount of each series of the outstanding Debt Securities issued under the Indentures which is affected by the modification or amendment; however, no such modification or amendment may, without the consent of each Holder of a Debt Security affected thereby: (1) change the Stated Maturity of the principal of or any installment of principal or interest, if any, on any such Debt Security, except that, with the consent of the Holders of not less than 75% of the outstanding Debt Securities of any series, the Company may postpone any interest payment in respect of that series for a period not to exceed three years; (2) reduce the principal amount of (or premium, if any) or the interest rate, if any, on any such Debt Security or the principal amount due upon acceleration of any Original Issue Discount Security;
(3) change the place or currency of payment of principal of (or premium, if any) or the interest, if any, on any such Debt Security; (4) impair the right to institute suit for the enforcement of any such payment on or with respect to any such Debt Security; (5) reduce the percentage of the principal amount of Debt Securities necessary to modify or amend the Indentures; (6) in the case of the Subordinated Indenture, modify the subordination provisions in a manner adverse to the holders of the Subordinated Debt Securities; or (7) modify the foregoing requirements or reduce the percentage of outstanding Debt Securities necessary to waive compliance with certain provisions of the Indentures or to waive certain defaults. (Indentures, Section 902.)

     The holders of at least a majority of the aggregate principal amount of the outstanding Debt Securities of any series may, on behalf of all Holders of that series, waive compliance by the Company with any of the provisions of the Indentures and waive any past default under the applicable Indenture, except a default in the payment of principal (and premium, if any), or interest (if any) or in the performance of certain covenants. (Indentures, Sections 908 and 513.)

DEFEASANCE AND COVENANT DEFEASANCE

     The Indentures allow the Company to elect either (1) to defease and be discharged from all of its obligations with respect to any series of Debt Securities (including, in the case of Subordinated Debt Securities, the provisions described under "-- Subordination of Subordinated Debt Securities" and except for the obligations to exchange or register the transfer of such Debt Securities, to replace temporary, mutilated, destroyed, lost or stolen Debt Securities, to maintain an office or agency in respect of such Debt Securities, and to hold monies for payments in trust) ("defeasance"), or (2) to be released from its obligations with respect to any series of Debt Securities concerning the restrictions described under "-- Consolidation, Merger or Sale of Assets" and any other covenants applicable to such Debt Securities (including, in the case of Subordinated Debt Securities, the provisions described under "--Subordination of Subordinated Debt Securities") which are subject to covenant defeasance ("covenant defeasance"), and the occurrence of an event described and notice thereof in clauses (3) and (4) under "-- Events of Default and Notice Thereof" (with respect to covenants subject to covenant defeasance) shall no longer be an Event of Default, in each case, upon the irrevocable deposit with the Trustee (or other qualifying trustee), in trust for such purpose, of money and U.S. Government Obligations that, through the payment of principal and interest in accordance with their terms, will provide money in an amount sufficient to pay the principal of (and premium, if any) and interest, if any, on such Debt Securities on the scheduled due dates therefor. Such a trust may only be established if, among other things, (a) the Company has delivered to the Trustee (i) in the case of defeasance, an Opinion of Counsel stating that (A) the Company has received from, or there has been published by, the Internal Revenue Service a ruling, or (B) since the date of the Indenture, there has been a change in the applicable United States federal income tax law, in the case of either (A) or (B) to the effect that the holders of such Securities will not recognize gain or loss for United States federal income tax purposes as a result of the deposit, defeasance and discharge to be effected with respect to such Securities and will be subject to United States federal income tax on the same amount, in the same manner and at the same times as would be the case if such deposit, defeasance and discharge were not to occur or (ii) in the case of covenant defeasance, an Opinion of Counsel to the effect that the Holders of such Debt Securities will not recognize gain or loss for United States federal income tax purposes as a result of such deposit and covenant defeasance and will be subject to United States federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such deposit and covenant defeasance had not occurred, (b) no Event of Default or event which with the giving of notice or lapse of time, or both, would become an Event of Default under the applicable Indenture shall have occurred and be continuing on the date of such deposit and (c) in the case of Subordinated Debt Securities,
(i) no default in the payment of principal of (or premium, if any) or interest, if any, on any Senior Debt beyond any applicable grace period shall have occurred and be continuing, or (ii) no other default with respect to any Senior Debt shall have occurred and be continuing and shall have resulted in the acceleration of such Senior Debt. The Company may exercise its defeasance option with respect to such Debt Securities notwithstanding its prior exercise of its covenant defeasance option. If the Company exercises its defeasance option, payment of such Debt Securities may not be accelerated because of an Event of Default. If the Company exercises its covenant defeasance option, payment of such Debt Securities may not be accelerated by reference to the covenants noted under clause (2) above. If the Company omits to comply with its remaining obligations with respect to such Debt Securities under the applicable Indenture after exercising its covenant defeasance option, and if such Debt Securities are declared due and payable because of the occurrence of any Event of Default, then the amount of money and U.S. Government Obligations on deposit with the Trustee may, in certain circumstances, be insufficient to pay amounts due on such Debt Securities at the time of the acceleration resulting from the Event of Default; however, the Company will remain liable for making such payments. (Indentures, Article Thirteen.)

CERTAIN COVENANTS

     Maintenance of Office or Agency. The Company must maintain an office or agency in each Place of Payment for each series of Debt Securities, both for notice and demand purposes and for the purposes of presenting or surrendering Debt Securities for payment or registration of transfer or exchange. (Indentures, Section 1002.)

     Paying Agents, Etc. If the Company acts as its own Paying Agent with respect to any series of Debt Securities, then, on or before each due date of the principal of or interest on any Debt Securities of that series, it must segregate and hold in trust for the benefit of the persons entitled thereto a sum that is sufficient to pay the amount due and must notify the Trustee promptly of its action or failure so to act. If the Company has one or more Paying Agents for any series of Debt Securities, then, prior to each due date of the principal of or interest on any Debt Securities of that series, it must deposit with a Paying Agent a sum sufficient to pay such amount, and must promptly notify the Trustee of its action or failure to so act (unless the Paying Agent is the Trustee). All amounts that are paid by the Company to a Paying Agent for the payment of principal of and interest on any Debt Securities and that remain unclaimed for two years after such principal and interest has become due and payable may be repaid to the Company, and thereafter the holder of those Debt Securities may look only to the Company for payment thereof. (Indentures, Section 1003.)

     Restrictive Covenants. Any restrictive covenants applicable to any series of Debt Securities will be described in an applicable Prospectus Supplement.

CONSOLIDATION, MERGER OR SALE OF ASSETS

     The Company may not consolidate with or merge into any other Person or sell its property and assets as, or substantially as, an entirety to any Person and may not permit any Person to merge into or consolidate with the Company unless
(i) either the Company will be the resulting or surviving entity or any successor or purchaser is a corporation, partnership or trust organized under the law of the United States of America, any State or the District of Columbia, and any such successor or purchaser expressly assumes the Company's obligations under the Debt Securities in a supplemental indenture, (ii) immediately after giving effect to the transaction, no Event of Default shall have occurred and be continuing, and (iii) certain other conditions are met. (Indentures, Section 801.)

CONVERSION RIGHTS

     The terms on which Debt Securities of any series may be convertible or exchangeable into Securities or other securities of the Company will be set forth in the Prospectus Supplement relating to that series of Debt Securities (however, any such other securities issuable upon conversion or exchange of Debt Securities will be subject to registration under the Securities Act or an applicable exemption therefrom). The terms will include provisions as to whether conversion or exchange is mandatory, at the option of the holder or at the option of the Company, and may include provisions requiring the number of securities to be received by the holders of Debt Securities to be calculated according to the market price of the securities to be received, as of a time stated in the Prospectus Supplement. (Indentures, Section 301 and Article Twelve.)

SUBORDINATION OF SUBORDINATED DEBT SECURITIES

     Unless otherwise indicated in the applicable Prospectus Supplement, the following provisions will apply to the Subordinated Debt Securities.

     To the extent set forth in the Subordinated Indenture, the Subordinated Debt Securities will be subordinated in right of payment to the prior payment in full of all Senior Debt, including any Senior Debt Securities. (Subordinated Indenture, Section 1501.) Upon any liquidation, dissolution, winding up, reorganization, assignment for the benefit of creditors or marshaling of assets or any bankruptcy, insolvency, debt restructuring or similar proceedings in connection with any insolvency or bankruptcy proceeding of the Company, the holders of Senior Debt will first be entitled to receive payment in full of principal of (and premium, if any) and interest, if any, on the Senior Debt before the holders of Subordinated Debt Securities will be entitled to receive or retain any payment in respect of the principal of (and premium, if any) or interest, if any, on the Subordinated Debt Securities. (Subordinated Indenture, Section 1502.)

     Because of the subordination of the Subordinated Debt Securities, if the Company is liquidated or insolvent, then Holders of Subordinated Debt Securities may recover less, ratably, than holders of Senior Debt or other creditors of the Company who are not subordinated to holders of Senior Debt.

     If the maturity of any Subordinated Debt Securities is accelerated, then the holders of all Senior Debt outstanding at that time will first be entitled to receive payment in full of all amounts due with respect to their Senior Debt (including any amounts due upon acceleration) before the Holders of the Subordinated Debt Securities will be entitled to receive any payment upon the principal of (or premium, if any) or interest, if any, on the Subordinated Debt Securities. (Subordinated Indenture, Section 1503.)

     The Company is prohibited from making payments of principal (or premium, if any) or interest, if any, in respect of the Subordinated Debt Securities if a default in any payment with respect to Senior Debt, or an event of default with respect to any Senior Debt resulting in the acceleration of the maturity thereof, has occurred and continues, or if any judicial proceeding is then pending with respect to any such default. (Subordinated Indenture, Section 1504.) For purposes of the subordination provisions, the payment, issuance and delivery of cash, property or securities (other than stock and certain subordinated securities of the Company) upon conversion of a Subordinated Debt Security will be deemed to constitute payment on account of the principal of such Subordinated Debt Security. (Subordinated Indenture, Section 1516.) Therefore, these conversion payments, issuances or deliveries will be subordinated to the same extent as payments of principal of the Subordinated Debt Securities.

     "Debt" means (without duplication and without regard to any portion of principal amount that has not accrued and to any interest component thereof (whether accrued or imputed) that is not due and payable), with respect to any Person, whether recourse is to all or a portion of the assets of such Person and whether or not contingent, (1) every obligation of such Person for money borrowed; (2) every obligation of such Person evidenced by bonds, debentures, notes or other similar instruments, including obligations incurred in connection with the acquisition of property, assets or businesses; (3) every reimbursement obligation of such Person with respect to letters of credit, bankers' acceptances or similar facilities issued for the account of such Person; (4) every obligation of such Person issued or assumed as the deferred purchase price of property or services (but excluding trade accounts payable or accrued liabilities arising in the ordinary course of business); (5) every capital lease obligation of such Person; (6) the maximum fixed redemption or repurchase price of redeemable stock of such Person at the time of determination; and (7) every obligation of the type referred to in clauses (1) through (6) of another Person and all dividends of another Person the payment of which, in either case, such Person has guaranteed or is responsible or liable, directly or indirectly, as obligor or otherwise.

     "Senior Debt" means the principal of (and premium, if any) and interest, if any (including interest accruing on or after the filing of any petition in bankruptcy or for reorganization relating to the Company to the extent that such claim for post-petition interest is allowed in such proceeding), on Debt, whether incurred on or prior to the date of the Subordinated Indenture or thereafter incurred, unless, in the instrument creating or evidencing the same or pursuant to which the same is outstanding, it is provided that such obligations are not superior in right of payment to the Subordinated Debt Securities or to other Debt which is pari passu with, or subordinated to, the Subordinated Debt Securities; however, Senior Debt will not be deemed to include
(1) the Subordinated Debt Securities, (2) the Debt referred to in clause (6) of the definition of Debt or (3) the 5% Notes.

     The Subordinated Indenture does not limit or prohibit the incurrence of additional Senior Debt, which may include indebtedness that is senior to the Subordinated Debt Securities, but subordinate to other obligations of the Company. The Senior Debt Securities, when issued, will constitute Senior Debt. The indebtedness represented by the Notes, and all borrowings under revolving credit and other credit facilities maintained by the Company or its subsidiaries, will also constitute Senior Debt. At December 31, 1996, Senior Debt outstanding aggregated approximately $86.0 million. See
"-- General -- Other Indebtedness."

     The Prospectus Supplement may further describe the provisions, if any, applicable to the subordination of Subordinated Debt Securities of a particular series.

GLOBAL SECURITIES

     Debt Securities of a series may be issued in the form of one or more Global Securities that will be deposited with a depositary or its nominee. In such a case, one or more Global Securities will be issued in a denomination or aggregate denominations equal to the portion of the aggregate principal amount of Outstanding Debt Securities of the series to be represented by such Global Security or Securities. Unless and until it is exchanged in whole or in part for Debt Securities in definitive registered form, a Global Security may not be registered for transfer or exchange except as a whole by the depositary for such Global Security to the depositary's nominee and except in the circumstances described in the applicable Prospectus Supplement. (Indentures, Sections 204 and 305.)

     The specific terms of the depositary arrangement with respect to any portion of a series of Debt Securities to be represented by a Global Security will be described in an applicable Prospectus Supplement. The Company expects that the following provisions will apply to depositary arrangements.

     Unless otherwise specified in an applicable Prospectus Supplement, if Debt Securities are to be represented by a Global Security deposited with or on behalf of a depositary, then the Global Security will be registered in the name of the depositary or its nominee. Upon the issuance of the Global Security, and the deposit of the Global Security with or on behalf of the depositary, the depositary will credit, on its book-entry registration and transfer system, the respective principal amounts of the Debt Securities represented by the Global Security to the accounts of institutions that have accounts with the depositary or its nominee ("Participants"). The accounts to be credited will be designated by the underwriters or agents of the applicable Debt Securities or by the Company, if the Debt Securities are offered and sold directly by the Company. Ownership of beneficial interests in the Global Securities will be limited to Participants or Persons who hold interests through Participants. Ownership of beneficial interests by Participants in the Global Security will be shown on, and the transfer of that ownership interest will be effected only through, records maintained by the depositary or its nominee for the Global Security. Ownership of beneficial interests in the Global Security by Persons who hold through Participants will be shown on, and the transfer of that ownership interest will be effected only through, records maintained by such Participants. The laws of some jurisdictions require that certain purchasers of securities take physical delivery of such securities in definitive form. Such laws may impair the ability to transfer beneficial interests in a Global Security.

     So long as the depositary for a Global Security, or its nominee, is the registered owner of the Global Security, the depositary or the nominee, as the case may be, will be considered the sole owner or Holder of the Debt Securities represented by the Global Security for all purposes under the applicable Indenture. Unless otherwise specified in an applicable Prospectus Supplement, owners of beneficial interests in Global Securities will not be entitled to have Debt Securities of the series represented by that Global Security registered in their names, will not receive or be entitled to receive physical delivery of Debt Securities of that series in certificated form, and will not be considered the owners or Holders of those Debt Securities for any purpose under the applicable Indenture. Accordingly, each Person owning a beneficial interest in a Global Security must rely on the procedures of the depositary and, if that Person is not a Participant, on the procedures of the Participant through which the Person owns its interest, to exercise any rights of a Holder under the applicable Indenture. The Company understands that, under existing industry practices, if the Company requests any action of Holders or an owner of a beneficial interest in a Global Security desires to give any notice or take any action that a Holder is entitled to give or take under the applicable Indenture, then the depositary would authorize the Participants to give the notice or take the action, and Participants would authorize beneficial owners owning through the Participants to give the notice or take the action or would otherwise act upon the instructions of beneficial owners owning through them.

     Principal of, and any premium and interest on, a Global Security will be payable in the manner described in an applicable Prospectus Supplement. Payment of principal of, and any premium or interest on, Debt Securities registered in the name of or held by a depositary or its nominee will be made to the depositary or its nominee, as the case may be, as the registered owner or the holder of the Global Security representing those Debt Securities. None of the Company, the Trustee, any Paying Agent, or the Registrar for those Debt Securities will be responsible or liable for any aspect of the records relating to, or payments made on account of, beneficial ownership interests in a Global Security for Debt Securities or for maintaining, supervising, or reviewing any records relating to those beneficial ownership interests.

THE TRUSTEE

     Each Indenture contains certain limitations on the Trustee's right, if it becomes a creditor of the Company within three months of, or subsequent to, a default by the Company, to make payment in full of principal of, or interest on, any series of Debt Securities when and as the principal and interest become due and payable, to obtain payment of claims, or to realize for the Trustee's own account on property received in respect of any claim as security or otherwise, unless and until the default is cured. (Indentures, Section 613.)

     The Trustee or its affiliates may act as depositary for funds of, make loans to, perform other services for, or be a customer of, the Company in the ordinary course of business.

GOVERNING LAW

     The Indentures are governed by and will be construed in accordance with the laws (except for principles of conflicts of laws) of the State of New York. (Indentures, Section 112.)

               DESCRIPTION OF CAPITAL STOCK AND DEPOSITARY SHARES

AUTHORIZED CAPITAL STOCK

     Pursuant to the Company's Restated Certificate of Incorporation (the "Certificate of Incorporation"), the authorized capital stock of the Company consists of 200,000,000 shares of Common Stock, par value $.10 per share (the "Common Stock"), 8,000,000 shares of Class B Stock, par value $.10 per share (the "Class B Stock"), none of which are outstanding, and 10,000,000 shares of Preferred Stock, par value $.10 per share (the "Preferred Stock"), none of which are outstanding.

     As of March 31, 1997, there were 96,310,006 shares of Common Stock outstanding, 19,729,808 shares of Common Stock reserved for issuance pursuant to option and employee benefit plans and 9,517,242 shares of Common Stock reserved for issuance upon the conversion of the 5% Notes.

PREFERRED STOCK

     The following description sets forth certain general terms and provisions of the Preferred Stock to which any Prospectus Supplement may relate. Certain other terms, and the particular terms of a specific series of Preferred Stock, will be described in the Prospectus Supplement relating to that series. If so indicated in the applicable Prospectus Supplement, the terms of any specific series may differ from the terms set forth below. The summary of certain provisions of the Preferred Stock set forth below and in any Prospectus Supplement does not purport to be complete and is subject to and qualified in their entirety by reference to the Certificate of Incorporation (as it may be amended from time to time) and the certificate of designations relating to that series of Preferred Stock (the "Certificate of Designations"), which will be filed as an exhibit to or incorporated by reference in the Registration Statement of which this Prospectus forms a part at or prior to the time of issuance of that series of the Preferred Stock.

     General. Under the Certificate of Incorporation, the Board of Directors of the Company is authorized, without further stockholder action, to issue from time to time up to 10,000,000 shares of Preferred Stock and to fix and determine the voting powers, designations, preferences and relative, participating, optional or other special rights and qualifications, limitations or restrictions of any series of Preferred Stock, including, without limitation, any voting rights, any dividends payable and any right of the shares of that series to convert into or be exchanged for other securities of the Company (provided, however, that any securities issuable upon conversion or exchange of Preferred Stock will be subject to registration under the Securities Act or an applicable exemption therefrom). Thus, the Board of Directors of the Company, without stockholder approval, could authorize the issuance of Preferred Stock with voting, conversion and other rights that could adversely affect the voting power (if any) and other rights of other series of the Preferred Stock or of the Common Stock. As of the date of this Prospectus, the Company has no Preferred Stock outstanding.

     The Preferred Stock will have the dividend, liquidation, redemption and voting rights set forth below, unless otherwise provided in the Prospectus Supplement relating to a particular series of Preferred Stock. The applicable Prospectus Supplement will describe: (1) the designation and the number of shares offered; (2) the amount of liquidation preference per share; (3) the price at which that Preferred Stock will be issued; (4) the dividend rate (or method of calculation), if any, the dates on which dividends will be payable, whether dividends will be cumulative or noncumulative and, if cumulative, the dates from which dividends will begin to cumulate; (5) any redemption or sinking fund provisions; (6) the terms of any rights to convert or exchange the Preferred Stock into other securities of the Company; (7) whether the Company has elected to offer Depositary Shares (as defined below); and (8) any additional voting, dividend, liquidation, redemption, sinking fund and other rights, preferences, privileges, limitations and restrictions.

     As indicated elsewhere herein (see "Description of Debt
Securities -- General"), because the Company is a holding company, its rights and the rights of holders of its securities, including the holders of Preferred Stock, to participate in the distribution of assets of any subsidiary of the Company upon the subsidiary's liquidation or recapitalization will be subject to the prior claims of the subsidiary's creditors and preferred stockholders, except to the extent that the Company may itself be a creditor with recognized claims against the subsidiary or a holder of preferred stock of the subsidiary. The Preferred Stock will rank prior to the Common Stock and the Class B Stock with respect to dividend rights and rights upon winding up and dissolution of the Company.

     The Preferred Stock will be issued in one or more series. The holders of Preferred Stock will have no preemptive rights. Preferred Stock will be fully paid and nonassessable when issued upon full payment of the purchase price therefor. Unless otherwise specified in the Prospectus Supplement relating to a particular series of Preferred Stock, each series of Preferred Stock offered hereby will rank on a parity as to dividends and liquidation rights in all respects with each other series of Preferred Stock. The Prospectus Supplement will contain, if applicable, a description of material United States federal income tax consequences relating to the purchase and ownership of shares of the series of Preferred Stock offered by the Prospectus Supplement.

     Dividend Rights. Unless otherwise set forth in the applicable Prospectus Supplement, holders of shares of each series of the Preferred Stock will be entitled to receive, when, as and if declared by the Board of Directors of the Company out of funds legally available therefor, cash dividends at such rates and on such dates as are set forth in the Prospectus Supplement relating to such series of Preferred Stock. Different series of Preferred Stock may be entitled to dividends at different rates or based upon different methods of determination. The dividend rate may be fixed or variable or both. Each dividend will be payable to the holders of record as they appear on the stock books of the Company, on the record dates fixed by the Board of Directors of the Company or a duly authorized committee thereof. Dividends on any series of the Preferred Stock may be cumulative or noncumulative, as provided in the Prospectus Supplement relating thereto.

     Rights Upon Liquidation. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company, the holders of shares of each series of Preferred Stock will be entitled to receive liquidating distributions in the amount set forth in the Prospectus Supplement relating to that series of Preferred Stock, out of assets of the Company available for distribution to stockholders, before any distribution of assets is made to holders of Common Stock or the Class B Stock or any other class of stock ranking junior to that series of Preferred Stock upon liquidation.

     Redemption. One or more series of the Preferred Stock may be redeemable, in whole or in part, at the option of the Company, and may be subject to mandatory redemption pursuant to a sinking fund or otherwise, in each case upon terms, at the times and at the redemption prices set forth in the applicable Prospectus Supplement.

     Conversion and Exchange. The terms, if any, on which shares of any series of Preferred Stock will be convertible into or exchangeable for other securities of the Company will be set forth in the applicable Prospectus Supplement (however, any securities issuable upon conversion or exchange of Preferred Stock will be subject to registration under the Securities Act or an applicable exemption therefrom). The conversion or exchange terms may include provisions for conversion or exchange, either mandatory, at the option of the holder, or at the option of the Company, in which case the number of other securities of the Company to be received by the holders of that series of Preferred Stock would be calculated as of a time and in the manner stated in the Prospectus Supplement.

     Transfer Agent and Registrar. The transfer agent, registrar and dividend disbursement agent for the Preferred Stock will be designated in the applicable Prospectus Supplement. The registrar for shares of Preferred Stock will send to stockholders notices of any meetings at which holders of the applicable series of Preferred Stock will have the right to elect directors of the Company or to vote on any other matter.

     Voting Rights. The holders of Preferred Stock of a series offered hereby will not have any voting rights, except as indicated in the applicable Prospectus Supplement or as required by applicable law.

DEPOSITARY SHARES

     General. The Company may, at its option, offer receipts for fractional interests ("Depositary Shares") in Preferred Stock, rather than full shares of Preferred Stock. In that event, receipts ("Depositary Receipts") for Depositary Shares, each of which will represent a fraction (which will be set forth in the Prospectus Supplement relating to the applicable series of Preferred Stock) of a share of a particular series of Preferred Stock, will be issued as described below.

     The shares of any series of Preferred Stock represented by Depositary Shares will be deposited under a Deposit Agreement (the "Deposit Agreement") between the Company and a depositary to be named by the Company in the applicable Prospectus Supplement (the "Depositary"). Subject to the terms of the Deposit Agreement, each owner of a Depositary Share will be entitled, in proportion to the applicable fraction of a share of Preferred Stock represented by that Depositary Share, to all of the rights and preferences of the Preferred Stock represented thereby (including dividend, voting, redemption, subscription and liquidation rights). The following summary of certain provisions of the Deposit Agreement does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all of the provisions of the Deposit Agreement, including the definitions therein of certain terms. Copies of the forms of Deposit Agreement and Depositary Receipt are filed as exhibits to the Registration Statement of which this Prospectus is a part, and the following summary is qualified in its entirety by reference to those exhibits.

     Dividends and Other Distributions. The Depositary will distribute all cash dividends or other cash distributions received in respect of the applicable series of Preferred Stock to the record holders of Depositary Shares relating to that series in proportion to the amount of those Depositary Shares owned by the holders.

     In the event of a distribution other than in cash, then the Depositary will distribute property received by it to the record holders of Depositary Shares in an equitable manner, unless the Company, after consulting with the Depositary, determines that it is not feasible to make the distribution, in which case the Depositary may sell the distributed property and distribute the net proceeds from the sale to the holders.

     Redemption of Depositary Shares. If a series of Preferred Stock represented by Depositary Shares is subject to redemption, the Depositary Shares will be redeemed from the proceeds received by the Depositary resulting from any redemption of any shares of that series of Preferred Stock held by the Depositary. The redemption price per Depositary Share will equal the applicable fraction of the redemption price per share payable with respect to that series of Preferred Stock. Whenever the Company redeems shares of Preferred Stock held by the Depositary, the Depositary will redeem, as of the same redemption date, the number of Depositary Shares representing shares of Preferred Stock so redeemed. If fewer than all of the Depositary Shares are to be redeemed, then the Depositary Shares to be redeemed will be selected by lot, pro rata or by another equitable method.

     Withdrawal of Preferred Stock. Any holder of Depositary Shares may receive, upon surrender of the corresponding Depositary Receipts to the Depositary, the number of whole shares of the related series of Preferred Stock and any money or other property represented by the surrendered Depositary Receipts. Holders of Depositary Shares that surrender their Depositary Receipts will be entitled to receive whole shares of Preferred Stock on the basis set forth in the related Prospectus Supplement for the applicable series of Preferred Stock, but holders of whole shares of that series of Preferred Stock will not be entitled to subsequently deposit those shares of Preferred Stock under the Deposit Agreement or to receive Depositary

Receipts therefor. If the Depositary Shares surrendered by a holder in connection with a withdrawal exceed the number of Depositary Shares that represent the number of whole shares of Preferred Stock to be withdrawn, then the Depositary will deliver to that holder at the same time a new Depositary Receipt evidencing the excess number of Depositary Shares.

     Voting the Preferred Stock. Upon receipt of a notice of any meeting at which the holders of a series of Preferred Stock are entitled to vote, the Depositary will mail the information contained in the notice to the record holders of the Depositary Shares relating to that series of Preferred Stock. Each record holder of the Depositary Shares on the record date (which will be the same date as the record date for the Preferred Stock) will be entitled to instruct the Depositary to exercise the voting rights pertaining to the shares of Preferred Stock represented by that holder's Depositary Shares. The Depositary will endeavor, insofar as practicable, to vote the amount of the Preferred Stock represented by those Depositary Shares in accordance with the holder's instructions, and the Company will take all reasonable action that the Depositary may deem necessary in order to enable the Depositary to do so. The Depositary will abstain from voting shares of the Preferred Stock to the extent that it does not receive specific instructions from the holder of Depositary Shares representing those shares of Preferred Stock.

     Amendment and Termination of Deposit Agreement. The form of Depositary Receipt evidencing the Depositary Shares and any provision of the Deposit Agreement may at any time be amended by agreement between the Company and the Depositary. However, any amendment that imposes any fees, taxes or other charges payable by holders of Depositary Receipts (other than taxes and other governmental charges, fees and other expenses payable by such holders as stated under "-- Depositary Shares -- Charges of Depositary"), or that otherwise prejudices any substantial existing right of holders of Depositary Receipts, will not affect outstanding Depositary Receipts until 90 days after notice of the amendment has been mailed to the record holders of outstanding Depositary Receipts. Every holder of Depositary Receipts at the time the amendment becomes effective will be deemed to consent and agree to the amendment and to be bound by the Deposit Agreement, as so amended. No amendment may impair the right of any owner of Depositary Shares to receive shares of the Preferred Stock and any money or other property represented thereby, subject to the conditions specified in the Deposit Agreement, upon surrender of the Depositary Receipts evidencing such Depositary Shares, except in order to comply with mandatory provisions of applicable law.

     Whenever so directed by the Company, the Depositary will terminate the Deposit Agreement by mailing notice of termination to the record holders of all Depositary Receipts then outstanding at least 30 days before the termination date stated in the notice. The Depositary may also terminate the Deposit Agreement if 45 days have expired after the Depositary delivered to the Company a written notice of its election to resign and a successor depositary has not been appointed and accepted its appointment. If any Depositary Receipts remain outstanding after the date of termination, the Depositary will discontinue the transfer of Depositary Receipts, will suspend the distribution of dividends to the holders of Depositary Receipts, and will not give any further notices (other than notice of termination) or perform any further acts under the Deposit Agreement, except that the Depositary will continue (1) to collect dividends and any other distributions on the Preferred Stock and (2) to deliver the Preferred Stock, together with the corresponding dividends and distributions and the net proceeds of any sales of rights, preferences, privileges or other property, without liability for interest thereon, in exchange for Depositary Receipts surrendered. At any time after two years from the date of termination, the Depositary may sell the Preferred Stock then held by it at public or private sales, at such place or places and upon such terms as it deems proper, and may hold the net proceeds of any sale, together with any money and other property then held by it, without liability for interest thereon, for the pro rata benefit of the holders of Depositary Receipts which have not been surrendered.

     Resignation and Removal of Depositary. The Depositary may resign at any time by delivering notice of its election to do so to the Company, and the Company may at any time remove the Depositary. Any resignation or removal will take effect upon the appointment of a successor Depositary and its acceptance of such appointment. The successor Depositary must be appointed within 45 days after delivery of the notice of resignation or removal and must be a bank or trust company, or an affiliate of a bank or trust company, having its principal office in the United States and having a combined capital and surplus of at least $50,000,000.

     Charges of Depositary. The Company will pay charges of the Depositary in connection with the initial deposit of the Preferred Stock and issuance of Depositary Receipts, all withdrawals of shares of Preferred Stock by owners of Depositary Shares, any redemption of the deposited Preferred Stock and the distribution of information to holders of the Depositary Receipts. Holders of Depositary Receipts will pay other transfer and other taxes and governmental charges and any other charges that are expressly provided in the Deposit Agreement to be at their expense.

     Miscellaneous. The Depositary will forward to the holders of Depositary Receipts all reports and communications from the Company that are delivered to the Depositary and that the Company is required or otherwise determines to furnish to the holders of the corresponding series of Preferred Stock.

     Neither the Depositary nor the Company will be liable if it is prevented or delayed by law or any circumstance beyond its control in performing its obligations under the Deposit Agreement. The obligations of the Depositary under the Deposit Agreement are limited to performing its duties thereunder without negligence or bad faith. The obligations of the Company under the Deposit Agreement are limited to performing its duties thereunder in good faith. Neither the Company nor the Depositary will be required to prosecute or defend any legal proceeding regarding any Depositary Shares or Preferred Stock unless satisfactory indemnity is furnished. The Company and the Depositary may rely upon the advice of counsel or accountants, or upon information provided by persons presenting Preferred Stock for deposit, holders of Depositary Receipts or other persons believed to be competent and on documents believed to be genuine.

COMMON STOCK; CLASS B STOCK

     General. Holders of shares of Common Stock are entitled to one vote per share, and holders of shares of Class B Stock have no voting rights except as required by applicable law. Holders of shares of Common Stock do not have the right to cumulate votes in the election of directors. A special meeting of stockholders may be called by the Board of Directors of the Company and must be called upon the written request of the holders of not less than 50% of the Company's stock then outstanding and entitled to vote. Any action required or permitted to be taken at any annual or special meeting of stockholders may be taken without prior notice by written consent only if the consent is signed by each stockholder entitled to vote on the matter.

     Holders of Class B Stock may convert their shares into shares of Common Stock at any time, unless the conversion would cause a holder, together with the holder's affiliates, to own, control or vote more shares of the Company's stock than permitted by applicable law. Stockholders of the Company do not have preemptive rights to subscribe for shares of any class of the Company's capital stock.

     Dividends. Holders of shares of Common Stock and Class B Stock are entitled to participate equally on a per-share basis in any dividends that the Board of Directors of the Company may declare from time to time out of funds of the Company legally available for the payment of dividends. However, the Company has neither declared nor paid any cash dividends on its Common Stock or Class B Stock since 1982. Certain of the Company's debt instruments (see "Description of Debt Securities -- General -- Other Indebtedness") restrict, and the terms of any series of Debt Securities or Preferred Stock issued pursuant to this Prospectus may restrict, the Company's ability to pay dividends. Under the terms of existing instruments, the Company may pay dividends to the extent that cumulative dividends plus certain other payments since March 31, 1989, do not exceed 50% of the Company's cumulative net income since March 31, 1989, plus the proceeds of any offering of equity securities of the Company that are not redeemable at the option of the holder of the securities. As of September 30, 1996, retained earnings available for dividends totaled approximately $178.0 million. The Company does not intend to pay any cash dividends on its Common Stock or Class B Stock for the foreseeable future.

     Transfer Agent and Registrar. The transfer agent and registrar for the Common Stock is First Chicago Trust Company of New York.

     The foregoing descriptions of the Preferred Stock and Common Stock are summaries, and reference is herein made to the detailed provisions of the Certificate of Incorporation (including, without limitation, the Certificate of Designations relating to any series of Preferred Stock, filed hereafter and incorporated by reference herein) and the Company's Amended and Restated By-Laws (the "By-Laws"), copies of which are filed as exhibits to the Registration Statement.

CERTAIN CERTIFICATE OF INCORPORATION AND BY-LAW PROVISIONS

     Under Delaware law, a corporation may include provisions in its certificate of incorporation which relieve its directors of monetary liability for breach of their fiduciary duty, except under certain circumstances which include a breach of a director's duty of loyalty, acts or omissions not in good faith or involving intentional misconduct and a knowing violation of law, or any transaction from which the director derived an improper personal benefit. The Certificate of Incorporation provides that the Company's directors are not liable to the Company or its stockholders for monetary damages for breach of their fiduciary duties, subject to the exceptions specified by Delaware law.

     Delaware law also provides that, when an officer, director, employee or agent of a corporation is a party to, or its threatened to be made a party to, any action, the corporation may indemnify such persons against expenses (including attorneys' fees) and judgments, fines and amounts paid in settlement, if that person acted in good faith and reasonably believed his or her actions were in, or not opposed to, the best interests of the corporation, and were not unlawful. Delaware law also provides that a person to be indemnified has the right to be advanced any expenses incurred in his defense against any action prior to the final disposition thereof and upon such terms as the board of directors may determine. The Certificate of Incorporation provides these rights to the Company's officers, directors, employees and agents. Certain directors and officers of the Company are also parties to employment agreements which provide for these and other indemnification rights in accordance with Delaware law.

     Under Delaware law, the power to adopt, amend and repeal by-laws is conferred solely on the stockholders unless the corporation's certificate of incorporation also confers this power upon its board of directors. Under the Certificate of Incorporation the Board of Directors of the Company has been granted this power. The Certificate of Incorporation and By-laws also provide that the number of directors shall be fixed by resolution of the Board of Directors of the Company from time to time, but shall not be less than five nor more than eleven. As of the date of this Prospectus, the number of directors is fixed at eight. These provisions, in addition to the staggered Board of Directors discussed below and the existence of authorized but unissued capital stock, may have the effect, either alone or in combination with each other, of discouraging or making more difficult an acquisition of the Company deemed undesirable by the Board of Directors of the Company.

     The Certificate of Incorporation provides that the board of directors of the Company is divided into three classes of directors. Each class of directors serves a staggered three-year term. The classified board may make it more difficult for any stockholder who is attempting to acquire the Company, including a stockholder holding a majority of shares, to succeed. Such a stockholder will be unable to force immediate changes in the composition of a majority of the Board of Directors of the Company, since the terms of approximately one-third of the incumbent directors would expire each year, and at least two annual meetings would be required for stockholders to change a majority of the Board of Directors.

                            DESCRIPTION OF WARRANTS

     The Company may issue Warrants to purchase Debt Securities, Common Stock or Preferred Stock (which may be represented by Depositary Shares). Warrants may be issued independently or together with any other Securities and may be attached to or separate from other Securities. Warrants will be issued under warrant agreements (each, a "Warrant Agreement") to be entered into between the Company and a warrant agent (the "Warrant Agent") specified in the applicable Prospectus Supplement.

     The following sets forth certain general terms and provisions of the Warrants offered hereby. Copies of the forms of Warrant Agreements are filed as exhibits to the Registration Statement of which this Prospectus is a part, and the following summary is qualified in its entirety by reference to those exhibits. Further terms of the Warrants and the applicable Warrant Agreement will be set forth in the applicable Prospectus Supplement. If so indicated in the applicable Prospectus Supplement, the terms of any Warrants may differ from the terms set forth below. The Warrants will be denominated in U.S. dollars or in such foreign currency, currency unit or composite currency as may be specified in the applicable Prospectus Supplement.

     The applicable Prospectus Supplement will describe the terms of any series of Warrants in respect of which this Prospectus is being delivered, including, where applicable, the following: (1) the title of the Warrants; (2) the aggregate number of the Warrants; (3) the price or prices for which the Warrants will be issued; (4) the currency, currency unit or composite currency in which the price for the Warrants will be payable; (5) the designation, number and terms of the Debt Securities, Common Stock or Preferred Stock purchasable upon exercise of the Warrants, and procedures pursuant to which such numbers may be adjusted; (6) the designation and terms of the Debt Securities, Common Stock or Preferred Stock, if any, with which the Warrants are issued and the number of Warrants issued with each such Security; (7) the date, if any, on and after which the Warrants and the related underlying Security will be separately transferable; (8) the exercise price or prices at which the Debt Securities, Common Stock or Preferred Stock purchasable upon exercise of the Warrants may be purchased, or provisions for determining the exercise price or prices, procedures pursuant to which the exercise price or prices may be adjusted, and (if not U.S. dollars) the foreign currency, currency unit or composite currency in which the exercise price or prices are denominated; (9) the date on which the right to exercise the Warrants will commence and the date on which that right will expire; (10) whether the Warrants will be issued in bearer form; (11) the minimum or maximum amount of Warrants that may be exercised at any one time;
(12) information with respect to book-entry procedures, if any; (13) a discussion of certain United States federal income tax considerations; and (14) any other terms of the Warrants, including terms, procedures and limitations relating to the transferability, exchange and exercise of the Warrants.

     Prior to the exercise of their Warrants, holders of Warrants will not have any of the rights of holders of the Securities purchasable upon exercise, and will not be entitled to (1) receive payments of principal of (or premium, if any) or interest, if any, on any Debt Securities purchasable upon exercise, (2) receive dividend payments, if any, with respect to any underlying Securities or
(3) exercise the voting rights of any Common Stock or Preferred Stock purchasable upon exercise.

EXERCISE OF WARRANTS

     Unless otherwise indicated in the applicable Prospectus Supplement relating thereto, the Warrants will be issued in registered form. Each Warrant will entitle its holder to purchase for cash the principal amount or number of securities of the Company at the exercise price set forth in, or determinable from, the applicable Prospectus Supplement relating to the Warrants offered thereby. Warrants may be exercised as set forth in the applicable Prospectus Supplement relating to the Warrants offered thereby at any time up to the close of business on the expiration date set forth in the Prospectus Supplement. After the close of business on the expiration date (or any later expiration date, as extended by the Company), unexercised Warrants will become void.

     Upon receipt of payment and of the certificate evidencing a Warrant (the "Warrant Certificate"), properly completed and duly executed, at the corporate trust office of the Warrant Agent or any other office indicated in the applicable Prospectus Supplement, the Company will, as soon as practicable, forward the Securities purchasable upon such exercise. If less than all of the Warrants represented by a surrendered Warrant Certificate are exercised, a new Warrant Certificate will be issued for the remaining Warrants.

MODIFICATIONS

     The Warrant Agreements and the terms of the Warrants may be amended by the Company and the Warrant Agent, without the consent of the holders of Warrants, for the purpose of curing any ambiguity, or of curing, correcting or supplementing any defective or inconsistent provision contained therein, or in any other manner which the Company may deem necessary or desirable and which will not materially and adversely affect the interests of holders of outstanding Warrants.

     The Company and the Warrant Agent also may modify or amend certain other terms of the Warrant Agreements and the Warrants with the consent of the holders of not less than a majority in number of the then-outstanding unexercised Warrants affected. However, no such modification or amendment may be made without the consent of the affected holders if the amendment would (1) shorten the period of time during which the Warrants may be exercised; (2) otherwise materially and adversely affect the exercise rights of the holders of the Warrants; or (3) reduce the number of outstanding Warrants.

MERGER, CONSOLIDATION OR SALE OF ASSETS

     If at any time there occurs a merger of, consolidation of, or sale of substantially all of the assets of, the Company, as a result of which securities underlying Warrants are converted into the right to receive stock, securities or other property, then each outstanding Warrant will thereafter only be exercisable for the kind and amount of stock, securities or other property receivable upon the consummation of that transaction by a holder of the number of securities underlying the Warrant.

ENFORCEABILITY OF RIGHTS BY HOLDERS

     The Warrant Agent will act solely as an agent of the Company in connection with the issuance and exercise of any Warrants. The Warrant Agent will have no duty or responsibility in case of any default by the Company in the performance of its obligations under the Warrant Agreements or the Warrant Certificates. Each holder of Warrants may, without the consent of the Warrant Agent, enforce by appropriate legal action, on its own behalf, its right to exercise its Warrants.

                              SELLING STOCKHOLDERS

     In addition to covering the offering of Securities by the Company, this Prospectus covers the offering for resale of an unspecified number of shares of Common Stock, not to exceed $350,000,000 in aggregate maximum offering price, by Selling Stockholders who acquire their shares in connection with future acquisitions by the Company. The applicable Prospectus Supplement will set forth, with respect to each Selling Stockholder, (1) the name of the Selling Stockholder, (2) the nature of any position, office or other materials relationship which the Selling Stockholder will have had within the prior three years with the Company or any of its predecessors or affiliates, (3) the number of shares of Common Stock owned by the Selling Stockholder prior to the offering, (4) the amount of Common Stock to be offered for the Selling Stockholder's account and (5) the amount and (if one percent or more) the percentage of the Common Stock to be owned by the Selling Stockholder after completion of the offering.

                              PLAN OF DISTRIBUTION

DISTRIBUTION BY THE COMPANY

     The Company may sell Securities to one or more underwriters for public offering and sale by them, and also may sell Securities directly to investors or to other purchasers or through dealers or agents. Any such underwriter, dealer or agent involved in the offer and sale of the Securities will be named in the applicable Prospectus Supplement.

     The distribution of the Securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, or at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. Sales of Common Stock offered hereby may be effected from time to time in one or more transactions on the American Stock Exchange or in negotiated transactions or a combination of such methods of sale.

     In connection with distributions of Common Stock or otherwise, the Company may enter into hedging transactions with broker-dealers in connection with which such broker-dealers may sell Common Stock registered hereunder in the course of hedging through short sales the positions they assume with the Company.

     In connection with the sale of Securities, underwriters, dealers or agents may receive compensation from the Company or from purchasers of Securities for whom they may act as agents in the form of discounts, concessions or commissions. Underwriters may sell Securities to or through dealers, and the dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agents. Underwriters, dealers and agents that participate in the distribution of Securities may be deemed to be underwriters, and any discounts or commissions received by them from the Company (along with any profit on the resale of Securities by them) may be deemed to be underwriting discounts and commissions under the Securities Act. Any such underwriter, dealer or agent will be identified, and any such compensation received from the Company will be described, in the applicable Prospectus Supplement. Unless otherwise indicated in the applicable Prospectus Supplement, any agent will be acting on a best efforts basis and any dealer will purchase Securities as a principal, and may then resell such Securities at varying prices to be determined by the dealer.

     Under agreements which may be entered into by the Company, underwriters, dealers and agents who participate in the distribution of Securities may be entitled to indemnification by the Company against (and contribution toward) certain civil liabilities, including liabilities under the Securities Act, and to reimbursement by the Company for certain expenses.

     If so indicated in the applicable Prospectus Supplement, the Company will authorize agents and underwriters or dealers to solicit offers by certain purchasers to purchase offered Securities from the Company, at the public offering price set forth in the Prospectus Supplement, pursuant to delayed delivery contracts providing for payment and delivery on a specified date in the future. These contracts will be subject only to those conditions set forth in the Prospectus Supplement, and the Prospectus Supplement will set forth the commission payable for solicitation of the offers.

     Certain underwriters, dealers or agents and their associates may engage in transactions with and perform services for the Company in the ordinary course of business.

     The Securities may or may not be listed on a national securities exchange or a foreign securities exchange (other than the Common Stock, which is listed on the American Stock Exchange). Any Common Stock sold pursuant to a Prospectus Supplement will be listed on the American Stock Exchange, subject to official notice of issuance. Any underwriters to whom Securities are sold by the Company for public offering and sale may make a market in those Securities, but the underwriters will not be obligated to do so and may discontinue any market making activities at any time without notice. No assurances can be given that there will be an active trading market for the Securities.

DISTRIBUTION BY SELLING STOCKHOLDERS

     Distribution of any shares to be offered by one or more of the Selling Stockholders may be effected from time to time in one or more transactions (which may involve block transactions) (1) on the American Stock Exchange, (2) in the over-the-counter market, (3) in transactions otherwise than on the American Stock Exchange or in the over-the-counter market or (4) in a combination of any of these transactions. The transactions may be effected by the Selling Stockholders at market prices prevailing at the time of sale, at prices related to the prevailing market prices, at negotiated prices or at fixed prices. The Selling Stockholders may from time to time offer their shares through underwriters, brokers, dealers or agents, who may receive compensation in the form of underwriting discounts, commissions or concessions from the Selling Stockholders and/or the purchasers of the shares for whom they act as agent. From time to time the Selling Stockholders may engage in short sales, short sales against the box, puts and calls and other transactions in securities of the Company, or derivatives thereof, and may sell and deliver their shares in connection therewith. In addition, the Selling Stockholders may from time to time sell their shares in transactions permitted by Rule 144 under the Securities Act.

     As of the date of this Prospectus, no underwriter, broker, dealer or agent has been engaged by the Company in connection with the distribution of shares pursuant to this Prospectus by the Selling Stockholders. To the extent required, the number of shares to be sold, the purchase price, the name of any applicable agent, broker, dealer or underwriter and any applicable commissions with respect to a particular offer will be set forth in the applicable Prospectus Supplement. The aggregate net proceeds to the Selling Stockholders from the sale of their shares offered hereby will be the sale price of those shares, less any commissions, if any, and other expenses of issuance and distribution not borne by the Company.

     The Selling Stockholders and any brokers, dealers, agents or underwriters that participate with the Selling Stockholders in the distribution of shares may be deemed to be "underwriters" within the meaning of the Securities Act, in which event any discounts, concessions and commissions received by such brokers, dealers, agents or underwriters and any profit on the resale of the shares purchased by them may be deemed to be underwriting discounts and commissions under the Securities Act.

     The applicable Prospectus Supplement will set forth the extent to which the Company will have agreed to bear fees and expenses of the Selling Stockholders in connection with the registration of the shares being offered hereby by them. The Company may, if so indicated in the applicable Prospectus Supplement, agree to indemnify Selling Stockholders against certain civil liabilities, including liabilities under the Securities Act.

                             VALIDITY OF SECURITIES

     The legal validity of the Securities offered pursuant to this Prospectus will be passed upon for the Company by Baker & McKenzie, New York, New York, and for any underwriters or agents by counsel to be named in the appropriate Prospectus Supplement. Anthony G. Petrello, the President, Chief Operating Officer and a director of the Company, was a partner of and is currently of counsel to Baker & McKenzie.

                                    EXPERTS

     The consolidated financial statements incorporated in this Prospectus by reference to the 1996 Form 10-K have been audited by Coopers & Lybrand L.L.P., independent accountants, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.